     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 24, 1998

                                                      REGISTRATION NO. 333-51133
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 4 TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       LORAL SPACE & COMMUNICATIONS LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                      BERMUDA                                           13-3867424
           (STATE OR OTHER JURISDICTION                              (I.R.S. EMPLOYER
                 OF INCORPORATION)                                  IDENTIFICATION NO.)

                         C/O LORAL SPACECOM CORPORATION
                                600 THIRD AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 697-1105
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              ERIC J. ZAHLER, ESQ.

                                600 THIRD AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 697-1105
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                WITH COPIES TO:

               BRUCE R. KRAUS, ESQ.                                ROBERT ROSENMAN, ESQ.
             WILLKIE FARR & GALLAGHER                             CRAVATH, SWAINE & MOORE
                787 SEVENTH AVENUE                                    WORLDWIDE PLAZA
           NEW YORK, NEW YORK 10019-6099                             825 EIGHTH AVENUE
                  (212) 728-8000                                 NEW YORK, NEW YORK 10079
                                                                      (212) 474-1000

                            ------------------------

     APPROXIMATE DATE OF THE COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement as determined by market conditions.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box:   [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box:   [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering:   [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering:   [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box:   [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   Subject to Completion, dated June 17, 1998
PROSPECTUS
            , 1998
                               20,000,000 Shares

                               [LORAL SPACE LOGO]
                                  Common Stock
                            ------------------------

     All the common shares, par value $.01 per share (the "Common Stock"), offered hereby are being offered by Loral Space & Communications Ltd., a Bermuda company ("Loral" or the "Company"). Of the 20,000,000 shares of Common Stock offered, 16,000,000 shares are being offered initially in the United States and Canada in a United States offering (the "U.S. Offering") by the U.S. Underwriters and 4,000,000 shares are being offered outside the United States and Canada in a concurrent offering (the "International Offering") by the International Managers (together with the U.S. Underwriters, the "Underwriters"). These offerings are collectively referred to herein as the "Offering."

     The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "LOR". On June 16, 1998, the last reported sale price of the Common Stock was $26 3/8 per share. See "Price Range of Common Stock."

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 9.
                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

=======================================================================================================================
                                                                 UNDERWRITING DISCOUNTS          PROCEEDS TO THE
                                       PRICE TO PUBLIC             AND COMMISSIONS(1)               COMPANY(2)
-----------------------------------------------------------------------------------------------------------------------
Per Share......................               $                            $                            $
-----------------------------------------------------------------------------------------------------------------------
Total(3).......................               $                            $                            $
=======================================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $          .

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an aggregate of 3,000,000 additional shares of Common Stock on the same terms and conditions as set forth herein solely to cover over-allotments, if any. If such option were exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to the Company will be
    $          , $          and $          , respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock offered by this Prospectus are offered by the U.S. Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the U.S. Underwriters and to certain further conditions. It is expected that delivery of the shares of Common Stock will be made at the offices of Lehman
Brothers Inc., New York, New York, on or about June   , 1998.
                            ------------------------
LEHMAN BROTHERS
                              BEAR, STEARNS & CO. INC.

                                                    DONALDSON, LUFKIN & JENRETTE
                                                   SECURITIES CORPORATION

BANCAMERICA ROBERTSON STEPHENS                                  CIBC OPPENHEIMER
C.E. UNTERBERG, TOWBIN                     NATIONSBANC MONTGOMERY SECURITIES LLC

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   Subject to Completion, dated June 17, 1998
PROSPECTUS
            , 1998
                               20,000,000 Shares

                               [LORAL SPACE LOGO]
                                  Common Stock
                            ------------------------

     All the common shares, par value $.01 per share (the "Common Stock"), offered hereby are being offered by Loral Space & Communications Ltd., a Bermuda company ("Loral" or the "Company"). Of the 20,000,000 shares of Common Stock offered, 4,000,000 shares are being offered initially outside the United States and Canada in an international offering (the "International Offering") by the International Managers and 16,000,000 shares are being offered inside the United States and Canada in a concurrent offering (the "U.S. Offering") by the U.S. Underwriters (together with the International Managers, the "Underwriters"). These offerings are collectively referred to herein as the "Offering."

     The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "LOR". On June 16, 1998 the last reported sale price of the Common Stock was $26 3/8 per share. See "Price Range of Common Stock."

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 9.
                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

=======================================================================================================================
                                                                 UNDERWRITING DISCOUNTS          PROCEEDS TO THE
                                       PRICE TO PUBLIC             AND COMMISSIONS(1)               COMPANY(2)
-----------------------------------------------------------------------------------------------------------------------
Per Share......................               $                            $                            $
-----------------------------------------------------------------------------------------------------------------------
Total(3).......................               $                            $                            $
=======================================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $          .

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an aggregate of 3,000,000 additional shares of Common Stock at the same terms and conditions as set forth herein solely to cover over-allotments, if any. If such option were exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to the Company will be
    $          , $          and $          , respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock offered by this Prospectus are offered by the International Managers subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the International Managers and to certain further conditions. It is expected that delivery of the shares of Common Stock will be made at the offices of Lehman Brothers Inc., New York, New York, on or about June , 1998.
                            ------------------------

LEHMAN BROTHERS
                      BEAR, STEARNS INTERNATIONAL LIMITED

                                                    DONALDSON, LUFKIN & JENRETTE
                                                     INTERNATIONAL

BANCAMERICA ROBERTSON STEPHENS                       CIBC WOOD GUNDY OPPENHEIMER
C.E. UNTERBERG, TOWBIN                     NATIONSBANC MONTGOMERY SECURITIES LLC

  [GRAPHIC SHOWING: SATELLITE OVER THE EARTH FOLLOWED BY LORAL LOGO WITH TEXT
   STATING "LEADING PROVIDER OF SATELLITE-BASED TECHNOLOGY AND MANUFACTURING, SATELLITE-BASED TRANSMISSION NETWORKS AND VALUE-ADDED SERVICES"; ORBITAL SLOTS
                                 HELD BY LORAL
        AND ITS AFFILIATES; GLOBALSTAR CONSTELLATION; SERVICES, NETWORK,
            AND HARDWARE AND TECHNOLOGY OF LORAL AND ITS AFFILIATES]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES RELATING TO THIS OFFERING, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

     Loral, its subsidiary Loral Orion Network Systems, Inc. ("Orion"), and its affiliates, Globalstar Telecommunications Limited ("GTL") and Globalstar, L.P. ("Globalstar"), are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith file reports, proxy statements or other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding Loral, Orion, GTL and Globalstar. The Common Stock is listed on the NYSE, and any reports, proxy and information statements and other information filed under the Exchange Act may also be inspected and copied at the offices of the New York Stock Exchange, 120 Broad Street, New York, New York 10005.

     Loral has filed with the Commission a Registration Statement on Form S-3 (together with all exhibits and amendments, the "Registration Statement") under the Securities Act, with respect to the Common Stock. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to Loral and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedules. The Registration Statement may be inspected, without charge, at the Commission's principal office at 450 Fifth Street, NW, Washington, D.C. 20549, and also at the regional offices of the Commission listed above. Copies of such material may also be obtained from the Commission upon the payment of prescribed rates.

                           FORWARD-LOOKING STATEMENTS

     The statements contained in this Prospectus that are not historical facts are "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Potential risks and uncertainties that could affect the Company's future operating results include, without limitation: uncertainties regarding implementation of the Company's business strategies; technological risks; changes in the regulatory environment affecting the Company; and actions of the Company's competitors and other factors set forth under "Risk Factors."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements and the notes thereto included elsewhere or incorporated by reference in this Prospectus. As used herein, the terms "Company" and "Loral" refer to Loral Space & Communications Ltd. and its wholly owned subsidiaries and, as the context requires, its operating affiliates and, with respect to events occurring before April 23, 1996, to the space and communications operations of Loral Corporation, a New York corporation ("Old Loral"), that were contributed to the Company at that time, prior to the distribution of the Company's shares to Old Loral stockholders. Loral's wholly owned subsidiaries include Loral SpaceCom Corporation (which operates the Loral Skynet ("Skynet") business as a division), Space Systems/Loral, Inc. ("SS/L"), and Loral Orion Network Systems, Inc. ("Orion"); Loral's operating affiliates include Globalstar, L.P. ("Globalstar"), Satelites Mexicanos, S.A. de C.V. ("SatMex") and CyberStar, L.P. ("CyberStar"). Information with respect to Globalstar Telecommunications Limited ("GTL") gives effect to a 2 for 1 stock split effectuated in the form of a dividend paid on June 8, 1998.

                                  THE COMPANY

     Loral is one of the world's leading satellite communications companies, with substantial interests in the design, manufacture and operation of geosynchronous ("GEO") and low-earth-orbit ("LEO") satellite systems. Since its formation in 1996, Loral has assembled the building blocks essential to the creation of a seamless, global networking capability for the information age.

     Loral's principal businesses are: (i) providing GEO satellite services through the activities of Skynet, Orion, SatMex and the proposed Europe*Star joint venture (collectively, the "Loral Global Alliance"), (ii) providing worldwide wireless telephony and data communications through the Globalstar(TM) System, which is expected to commence operations in early 1999, (iii) designing and manufacturing satellites and space systems for a broad variety of customers through SS/L, and (iv) delivering worldwide high-speed broadband data communications through CyberStar, which plans to offer business and home users worldwide a variety of low-cost, interactive multimedia communications services via high-speed digital signals, which is expected to commence operations in the second half of 1998.

     Loral's strategy is to capitalize on its innovative capabilities, market position and advanced technologies to offer value-added satellite-based services as part of the evolving worldwide communications networks and, where appropriate, to form strategic alliances with major telecommunications service providers and equipment manufacturers to enhance and expand its satellite communications service opportunities. Loral believes that demand for satellite-based communications services will continue to grow beyond the limits of the terrestrial infrastructure due to accelerating demand for high speed data services, growing demand for Internet and intranet services, especially outside the United States, increased size and scope of television programming distribution, worldwide deregulation of telecommunications markets and continuing technological advancement.

     Following its acquisition of the Skynet business from AT&T in March 1997, Loral has rapidly established itself through a series of subsequent acquisitions and joint venture transactions as one of the world's leading providers of GEO satellite-based services. Through its acquisitions of Skynet and Orion, its 49% interest in SatMex, the joint venture that recently acquired the dominant provider of Mexican fixed satellite services ("FSS"), and its proposed Europe*Star joint venture with a subsidiary of Alcatel Alsthom, S.A. ("Alcatel"), Loral can offer its customers an integrated portfolio of satellite capacity that provides "one stop shopping" for local, regional and global GEO satellite services. The Loral Global Alliance currently has seven satellites in service providing a total of 138 C-band and 156 Ku-band 36MHz transponder-equivalents. The Loral Global Alliance expects to launch five additional satellites in the next 18 months, which, together with its existing satellites, will provide a total of 226 C-band and 357 Ku-band 36MHz transponder-equivalents, and will have a footprint covering almost all of the world's population. Customers include the ABC and Fox television networks in the United States, Telmex, Bancomer, Pemex and Cemex in Mexico and Viacom, Siemens, Asea Brown Boveri and Telecom Denmark in Europe.

     The Globalstar System has been designed to enable local service providers to offer low-cost, high quality wireless voice telephony and data services in virtually every populated area of the world. The Globalstar System has launched eight of the 56 satellites (including eight in-orbit spares) that will complete its full constellation and is scheduled to commence service in early 1999. Globalstar's local service providers have already obtained some or all of the national regulatory approvals they will need to obtain in 28 nations, including China, the United States, Canada, Russia, Brazil, Indonesia, Saudi Arabia and Ukraine. Loral is the managing general partner of Globalstar, and has announced plans to increase its fully diluted ownership therein from approximately 38% to up to 42%. See "Recent Developments -- The Globalstar Offer."

     SS/L is a worldwide leader in the design, manufacture and integration of satellites used in space-based applications. SS/L draws on its 40-year history, during which satellites manufactured by SS/L have achieved more than 630 years of cumulative on-orbit experience. SS/L also provides Loral with visibility into emerging and new satellite-based technologies and applications, the latest of which is CyberStar, a satellite-based service supporting high speed broadband data communications. SS/L satellites support telecommunications, weather forecasting and direct broadcast applications. SS/L is the leading supplier of satellites to Intelsat, an international consortium of 135 member nations which is currently the world's largest operator of commercial communications satellites. Other significant SS/L customers include News Corp., TCI, PanAmSat, Chinasat, Globalstar, Skynet and CD Radio.

     Loral is developing CyberStar, a worldwide high-speed broadband data communications system, which is expected to commence commercial operations in the second half of 1998. CyberStar will leverage satellites, terrestrial networks and a sophisticated network operations center to deliver information securely and reliably at speeds of up to 27 Mbps to multiple locations simultaneously, using an Internet protocol multicasting technique. CyberStar plans to offer business and home users worldwide a variety of low-cost, interactive multimedia communications services via high speed digital signals. CyberStar's satellite-based services will include high-speed Internet access, data broadcasting, broadband interconnection, intranet multicasting, real-time streaming and other data services. CyberStar service will be delivered to consumers, businesses and private networks worldwide through a network of local and regional service providers.

                                  RISK FACTORS

     Prospective investors should carefully consider all of the information contained in this Prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" before purchasing the Common Stock offered hereby, including risks associated with: (i) risks of operations in a space environment; (ii) launch risk and vehicle access; (iii) risks relating to Globalstar; (iv) uncertainties associated with export controls, including a pending grand jury investigation of events surrounding the failure of a Long March rocket in 1996 and related legislative hearings (see "Business -- Export Control Matters"); (v) the dependence of Loral on SS/L for revenue and operating income; (vi) competition; and (vii) high degree of leverage at subsidiary and affiliate levels.

                   RECENT DEVELOPMENTS--THE GLOBALSTAR OFFER

     Subject to successful completion of the Offering and of the Soros Investment described below, Loral has agreed to purchase 30% of the limited partnership interests of Globalstar, L.P. ("Globalstar") (i.e., 4.2 million partnership interests in the aggregate corresponding to 16.8 million shares of common stock of Globalstar Telecommunications Limited ("GTL")) held by the founding strategic partners of Globalstar for $420 million in cash (the "Globalstar Purchase"), or the equivalent of $25 per share of GTL common stock. Strategic partners participating in this transaction will reinvest one half of their proceeds ($210 million in the aggregate) in the Globalstar System for the purchase of Globalstar gateways and user terminals. Loral will use $175 million of Offering proceeds to finance the Globalstar Purchase and the remaining balance of $245 million will be provided through the concurrent sale by Loral of
8.4 million shares of GTL common stock (the "Soros Investment") that Loral currently owns to persons or entities advised by or associated with Soros Fund Management L.L.C. ("Soros"). See "Use of Proceeds."

     Upon consummation of the Globalstar Purchase, Loral's fully diluted ownership in Globalstar will increase from approximately 38% to 42%, after giving effect to the Soros Investment. Soros will acquire from

Loral, in lieu of Globalstar limited partnership interests, shares of GTL common stock, which are restricted for U.S. securities law purposes, and for which GTL has agreed to file a shelf registration statement and have such registration statement declared effective within one year. Accordingly, Soros has agreed to pay a premium to Loral of $4.1667 per share of GTL common stock over the price paid by Loral in the Globalstar Purchase.

                                  THE OFFERING

Common Stock offered by the Company(1):
  U.S. Offering........................  16,000,000 shares
  International Offering...............  4,000,000 shares
                                         -----------
     Total.............................  20,000,000 shares
                                         ===========
Common Stock outstanding:
  prior to the Offering(2).............  219,214,692 shares
  after the Offering(2)................  239,214,692 shares
Use of Proceeds........................  The net proceeds of the Offering (at an assumed public offering price of $26 3/8 per share based
                                         upon the last reported sale price of the Common
                                         Stock on June 16, 1998 and after deducting the
                                         underwriting discounts and commissions and estimated
                                         offering expenses) are estimated to be approximately
                                         $511 million, of which Loral will use up to $175
                                         million to fund the Globalstar Purchase and the
                                         remainder will be used for general corporate
                                         purposes, including investment in its core
                                         businesses, to pursue emerging satellite service
                                         opportunities worldwide and possible acquisitions.
                                         See "Recent Developments -- The Globalstar Offer."
NYSE symbol............................  LOR

------------------------------
(1) Excludes 3,000,000 shares of Common Stock issuable upon exercise of the Underwriters' overallotment option.

(2) Excludes 83,170,570 shares issuable upon conversion of Series A Preferred Stock and Series C Preferred Stock and options outstanding under the Company's option plans to purchase 10,382,200 shares of Common Stock. All share information in this table is based on the number of shares of Common Stock outstanding as of March 31, 1998.

                 LORAL SPACE & COMMUNICATIONS CORPORATE PROFILE

     The following diagram sets forth a simplified schematic of Loral, its principal businesses and its equity ownership therein.

                       [LORAL CORPORATE STRUCTURE CHART]

     The Company was incorporated on January 12, 1996 as a Bermuda exempt company and has its registered and principal executive offices at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. The executive office of Loral SpaceCom Corporation, the subsidiary that supervises the activities of the subsidiaries of the Company in North America, is located at 600 Third Avenue, New York, New York 10016 and its telephone number is (212) 697-1105.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

     The following summary historical financial information of Loral, SS/L and Globalstar has been derived from, and should be read in conjunction with, the related financial statements and other financial information presented in Loral's Annual Report on Form 10-K for the year ended December 31, 1997, Loral's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and Globalstar's Quarterly Report on Form 10-Q for the quarter ended March 1998, which reports are incorporated herein by reference. Historical financial information as of and for the three years in the period ended March 31, 1996, represents the space and communications operations of Old Loral. In 1997, Loral increased its ownership in SS/L to 100% and, accordingly, the 1997 financial information includes the results of SS/L. In prior years SS/L was accounted for using the equity method. At December 31, 1997, Loral had a 38% fully diluted interest in Globalstar, and accounted for its investment using the equity method. On March 14, 1997 Loral acquired Skynet from AT&T; Loral's financial information includes the results of Skynet from that date. On November 17, 1997, Loral acquired a 49% interest in SatMex, which is accounted for using the equity method. Loral's acquisition of Orion was accounted for as a purchase and was completed on March 20, 1998 and, accordingly, Loral's historical financial information does not include the results of Orion; however, Orion's balance sheet is reflected in Loral's consolidated balance sheet as of March 31, 1998.

                       LORAL SPACE & COMMUNICATIONS LTD.
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             THREE MONTHS                      NINE MONTHS
                                            ENDED MARCH 31,      YEAR ENDED       ENDED          YEAR ENDED MARCH 31,(1)
                                          -------------------   DECEMBER 31,   DECEMBER 31,   ------------------------------
                                            1998       1997         1997           1996         1996       1995       1994
                                          --------   --------   ------------   ------------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
  Revenues..............................  $295,213   $340,353    $1,312,591
  Management fee from affiliate.........                                         $  5,088     $  5,608   $  3,169   $  2,981
  Operating income (loss)...............       982      9,337        13,552       (12,201)       2,587        (33)       398
  Equity in net income (loss) of
    affiliates(2).......................   (20,370)    (7,177)      (47,273)       (4,709)      (8,628)    (8,988)     1,174
  Net income (loss).....................   (15,443)      (406)       40,004         8,877      (13,785)    (7,873)    (3,694)
  Preferred dividends and
    accretion(3)........................   (11,606)                 (26,315)
  Net income (loss) applicable to common
    shareholders........................   (27,049)      (406)       13,689         8,877      (13,785)    (7,873)    (3,694)
  Earnings (loss) per share -- basic and
    diluted.............................     (0.11)      0.00           .06           .04         (.08)       N/A        N/A
CASH FLOW DATA:
  Used in operating activities..........  $ 98,047   $ 52,468    $  230,248      $  3,003     $  1,319   $  8,439   $    587
  Used in investing activities..........    13,738    628,810     1,022,772         1,962      115,031     92,055     25,288
  Provided by (used in) equity
    transactions........................    (4,293)                 (18,097)      602,413      116,362    100,494     25,875
  Provided by financing transactions....   114,968    106,092       316,912       583,292
  Dividends paid per common share.......                                                           N/A        N/A        N/A

                                                                     DECEMBER 31,                    MARCH 31,(1)
                                                              ---------------------------   ------------------------------
                                             MARCH 31, 1998       1997           1996         1996       1995       1994
                                             --------------   ------------   ------------   --------   --------   --------
BALANCE SHEET DATA:
  Cash and cash equivalents................    $  225,437     $    226,547   $  1,180,752   $     12
  Total assets.............................     4,536,302        3,004,936      1,699,326    354,396   $251,819   $163,479
  Convertible preferred obligations(3).....                                       583,292
  Debt.....................................     1,444,570          435,398
  Non-current liabilities..................       176,047          190,446         26,834
  Shareholders' equity(4)/Invested
    equity.................................     2,419,351        1,973,245      1,070,069    354,396    251,819    159,198

------------------------------
(1) Financial information as of and for the three years in the period ended March 31, 1996 represents the space and communications operations of Old Loral. The results of operations for the three years in the period ended March 31, 1996 include allocations and estimates of certain expenses of Loral based upon estimates of actual services performed by Old Loral on behalf of Loral. Interest expense was allocated to Loral based on Old Loral's historical weighted average interest rate applied to the average investment in affiliates.

(2) The Company's affiliates are Globalstar and, since November 17, 1997, SatMex. Loral sold its interest in K&F Industries, Inc. in 1997.

(3) Convertible preferred obligations were exchanged for 6% Series C Preferred Stock and were reclassified to shareholders' equity in 1997 upon approval by the Company's shareholders.

(4) As of March 31, 1998, the book value per share of the Series A Preferred Stock and the common stock (which the Company is required to disclose herein in accordance with applicable Bermuda law) was $6.32 and $6.31, respectively. Book value per share represents the quotient obtained by dividing shareholders' equity, reduced by the Series C Preferred Stock redemption value, by the number of outstanding shares of common stock, giving effect to the conversion of the Series A Preferred Stock, plus, in the case of such preferred stock, the $.01 liquidation preference thereof.

                          SPACE SYSTEMS/LORAL, INC.(1)
                                 (IN THOUSANDS)

                                                  NINE MONTHS
                                                     ENDED                             YEAR ENDED MARCH 31,
                                                  DECEMBER 31,       --------------------------------------------------------
                                                      1996                  1996                1995               1994
                                               ------------------    ------------------    ---------------    ---------------
STATEMENT OF OPERATIONS DATA:
  Revenues...................................      $1,017,653            $1,121,619           $633,717           $596,267
  Gross profit...............................          64,157                34,406             27,785             24,964
  Net income.................................          31,025                12,367              5,554              3,591

                                                                                            MARCH 31,
                                                  DECEMBER 31,       --------------------------------------------------------
                                                      1996                  1996                1995               1994
                                               ------------------    ------------------    ---------------    ---------------
BALANCE SHEET DATA:
  Cash and cash equivalents..................      $   19,181            $  126,863           $ 52,222           $ 26,578
  Total assets...............................       1,059,064               908,677            766,475            743,016
  Long-term debt.............................         127,586                65,052             34,040             92,249
  Shareholders' equity.......................         478,893               447,868            435,501            429,947

---------------
(1) Prior to consolidation in Loral's consolidated financial statements for 1997.

                                GLOBALSTAR, L.P.
                                 (IN THOUSANDS)

                               CUMULATIVE                                                                MARCH 23
                             MARCH 23, 1994       THREE MONTHS                                         (COMMENCEMENT
                              (COMMENCEMENT      ENDED MARCH 31,       YEAR ENDED DECEMBER 31,       OF OPERATIONS) TO
                            OF OPERATIONS) TO   -----------------   ------------------------------     DECEMBER 31,
                             MARCH 31, 1998      1998      1997       1997       1996       1995           1994
                            -----------------   -------   -------   --------   --------   --------   -----------------
STATEMENT OF OPERATIONS
  DATA:
  Revenues................      $      --       $    --   $    --   $     --   $     --   $     --        $    --
  Operating loss..........        282,110        24,761    17,582     88,071     61,025     80,226         28,027
  Net loss applicable to
    ordinary partnership
    interests.............        280,134        24,896    20,588     88,788     71,969     68,237         26,244

                                                                       DECEMBER 31,
                                           MARCH 31,    -------------------------------------------
                                              1998         1997        1996       1995       1994
                                           ----------   ----------   --------   --------   --------
BALANCE SHEET DATA:
  Cash and cash equivalents..............  $  291,931   $  464,154   $ 21,180   $ 71,602   $ 73,560
  Total assets...........................   2,189,916    2,149,053    942,913    505,391    151,271
  Vendor financing liability.............     271,459      197,723    130,694     42,219
  Debt...................................   1,101,527    1,099,531     96,000
  Redeemable preferred partnership
     interests(1)........................     303,352      303,089    302,037
  Ordinary partners' capital(1)..........     356,601      380,828    315,186    386,838    112,944

---------------
(1) GTL called for the redemption on April 30, 1998, of all its outstanding
    6 1/2% Convertible Preferred Equivalent Obligations due 2006 (the "CPEOs"). All of the CPEOs were converted before the redemption date into 20,123,230 shares of GTL common stock. As a result of such conversion, Globalstar's RPPIs were converted into ordinary partnership interests. In connection with the redemption, GTL issued 539,320 additional shares of GTL common stock in satisfaction of a required interest make-whole payment.

                       LORAL ORION NETWORK SYSTEMS, INC.
                                 (IN THOUSANDS)

     On March 20, 1998, Loral acquired all of the outstanding stock of Orion in exchange for Loral Common Stock. Loral issued 17.9 million shares of its Common Stock and assumed existing Orion options and warrants to purchase 1.9 million shares of Loral Common Stock, representing an aggregate purchase price of $469 million. Loral's consolidated statement of operations will reflect Orion's results of operations commencing April 1, 1998. Orion's balance sheet is reflected in Loral's consolidated balance sheet at March 31, 1998. The following summary historical financial information of Orion has been derived from, and should be read in conjunction with, the related consolidated financial statements of Orion included in Loral's Current Report on Form 8-K filed April 6, 1998, and Orion's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, which reports are incorporated herein by reference.

                                                       THREE MONTHS                 YEAR ENDED DECEMBER 31,
                                                     ENDED MARCH 31,      -------------------------------------------
                                                    ------------------    PRO FORMA
                                                     1998       1997       1997(1)       1997       1996       1995
                                                    -------    -------    ---------    --------    -------    -------
STATEMENT OF OPERATIONS DATA:
  Revenues........................................  $18,790    $20,233    $ 72,741     $ 72,741    $41,847    $22,284
  Operating loss..................................   23,639      8,317      43,498       43,081     36,353     46,831
  Interest expense................................   21,190     17,571      83,769       89,432     27,764     24,738
  Net loss........................................   39,691     25,984     105,740      108,099     27,195     26,915

                                                                                DECEMBER 31,
                                                              MARCH 31,     --------------------
                                                                 1998         1997        1996
                                                              ----------    --------    --------
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $   53,801    $ 70,009    $ 32,187
  Restricted and segregated cash and cash equivalents.......     325,950     356,890      10,000
  Total assets..............................................   1,431,221     896,492     358,264
  Long-term debt (less current portion)(2)..................     898,119     790,671     218,237
  Limited partners' interest in Orion Atlantic..............                              10,130
  Redeemable preferred stock(2).............................                  76,734      20,902
  Total stockholders' equity (deficit)......................     474,000     (46,849)       (436)

---------------
(1) Adjusted to reflect the pro forma effects of certain Orion financings which are discussed in more detail in Note 4 to the Unaudited Pro Forma Condensed Consolidated Financial Statements for the year ended December 31, 1997, included in Loral's Current Report on Form 8-K/A filed April 27, 1998, which is incorporated herein by reference.

(2) In connection with the acquisition of Orion by Loral on March 20, 1998, $50 million of outstanding long-term debt and all outstanding redeemable preferred stock were converted into common stock and the carrying value of the Orion senior notes and senior discount notes were increased to reflect a fair value adjustment of $148.6 million based on quoted market prices at March 31, 1998.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following unaudited pro forma statement of operations information reflects, on a pro forma basis, the effects of (i) the increase in Loral's ownership of SS/L to 100% in 1997, (ii) its acquisition of Skynet on March 14, 1997, (iii) its acquisition of a 49% interest in SatMex on November 17, 1997 and
(iv) its acquisition of Orion on March 20, 1998 as if such transactions had occurred on January 1, 1997. Such unaudited pro forma statement of operations data may not be indicative of the results that actually would have occurred if the acquisitions had taken place on January 1, 1997, or future results. This unaudited pro forma information has been derived from and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements and related footnotes set forth in Loral's Current Report on Form 8-K filed April 6, 1998, as amended by Loral's Current Reports on Form 8-K/A, filed on April 27, 1998 and June 17, 1998 incorporated by reference herein.

     In addition, the unaudited as adjusted balance sheet information presents the effects of the Offering, the Globalstar Purchase, and the Soros Investment, as if such transactions had occurred as of March 31, 1998.

                                                THREE MONTHS ENDED
                                                  MARCH 31, 1998        YEAR ENDED DECEMBER 31, 1997
                                               ---------------------    ----------------------------
                                                LORAL                      LORAL
                                                ACTUAL     PRO FORMA       ACTUAL        PRO FORMA
                                               --------    ---------    ------------    ------------
STATEMENT OF OPERATIONS DATA:
  Revenues...................................  $295,213    $314,003      $1,312,591      $1,378,441
  Operating income (loss)....................       982     (13,541)         13,552         (42,867)
  Equity in net income (loss) of
     affiliates(1)...........................   (20,370)    (17,626)        (47,273)        (60,628)
  Net income (loss)(1).......................   (15,443)    (30,691)         40,004         (59,571)
  Preferred dividends and accretion..........   (11,606)    (11,606)        (26,315)        (26,315)
  Net income (loss) applicable to common
     shareholders(1).........................   (27,049)    (42,297)         13,689         (85,886)
  Earnings (loss) per common share -- basic
     and diluted(1)..........................     (0.11)      (0.16)            .06            (.32)

                                                                AS OF MARCH 31, 1998
                                                              -------------------------
                                                                LORAL
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $  225,437    $  561,437
  Restricted and segregated cash and cash equivalents.......     336,405       336,405
  Total assets..............................................   4,536,302     5,082,302
  Debt......................................................   1,444,570     1,444,570
  Non-current liabilities...................................     176,047       176,047
  Shareholders' equity......................................   2,419,351     2,965,351

---------------
(1) As a result of the Globalstar Purchase and the Soros Investment, Loral's ownership interest in Globalstar will increase approximately 4%, which would have increased equity in net loss of affiliates and pro forma net loss by $3.1 million (or $.01 per share) for the year ended December 31, 1997, and $1.0 million (or $0.00 per share) for the three months ended March 31, 1998, as if it had occurred January 1, 1997.

                                  RISK FACTORS

     Prospective investors should carefully consider the following risk factors, in addition to the other information contained elsewhere in this Prospectus, in evaluating whether to purchase the Common Stock. The following risk factors relate to the Company and its operating affiliates, including Globalstar, SatMex and CyberStar.

RISKS OF OPERATIONS IN THE SPACE ENVIRONMENT

     Satellites operate in a distant, hostile environment. Despite costly high-reliability parts and significant on-ground testing to assure reliability for their design lives, satellites remain vulnerable to complete or partial failure or degradation from hazards which include space debris, solar and other astronomical events, acts of war and component failure. Repair of satellites in space is not practicable. In addition, a number of factors affect the useful lives of the Company's satellites, including the quality of construction, expected gradual environmental degradation of solar panels and the durability of component parts. Random failure of satellite components on occasion result in damage to or loss of a satellite ("cold failures").

     Life of Globalstar's LEO Satellites. The first-generation Globalstar satellite constellation (including spares) is designed to operate at full performance for a minimum of 7 1/2 years, after which performance is expected gradually to decline. However, there can be no assurance of the constellation's useful life. Globalstar anticipates using funds from operations to develop a second generation of satellites. If sufficient funds from operations are not available and Globalstar is unable to obtain financing for a second-generation constellation, Globalstar will not be able to replace its first-generation satellites at the end of their useful lives.

     Life of GEO Satellites. GEO satellites have design lives of up to 20 years. However, satellites have in the past experienced and may in the future experience material operational anomalies and failures. For example, in 1994 and 1997, Skynet experienced the total losses of its Telstar 402 and Telstar 401 satellites, respectively, resulting in lost service and a corresponding adverse effect on Skynet's results of operations. In November 1995, an Orion 1 component supporting nine transponders serving the European portion of Orion 1's footprint experienced an anomaly that resulted in a service interruption lasting approximately two hours. Full service was restored using redundant equipment, but, if the currently operating component fails, Orion 1 would experience a significant loss of usable capacity, resulting in lost service and a corresponding adverse effect on Orion's results of operations. The SatMex Solidaridad 1 satellite is operational but has experienced anomalies, including the loss of command receiver redundancy, a microfracture of its propulsion subsystem and space debris-induced degradation of its telemetry encoder units that could shorten its operational life.

     Satellite Failures. In 1997, two in-orbit satellites built by SS/L experienced solar array circuit failures. One of the customers has asserted that, in light of the failures and uncertainty as to further failures, it has not accepted the satellite. Loral believes that the customer was contractually required to accept the satellite at completion of in-orbit testing and that risk of loss has passed to the customer. In addition, another customer has requested that SS/L structure an arrangement whereby a satellite under construction would be sold to another customer. Management believes that these matters will not have a material adverse effect on the financial condition or results of operations of Loral.

     Incentive Payments. Certain of SS/L's contracts provide that a portion of the total contract price is payable in the form of "incentive" payments earned during the life of the satellite in orbit as its mission is performed. Although SS/L generally receives the present value of such incentive payments in the event of launch failure or one caused by customer error, it forfeits such revenues if the loss is caused by system failure or an error on its part. While insurance against loss of such payments has been available in the past, its cost and availability are subject to substantial fluctuations. In addition, SS/L is prohibited under agreements with certain of its customers from insuring its orbital incentives. Certain of SS/L's contracts call for on-orbit delivery, allocating launch risk to SS/L. It is SS/L's intention to obtain insurance for that exposure. However, SS/L cannot predict whether, and there can be no assurance that, insurance against launch failure and loss of incentive payments will continue to be available on reasonable terms.

     Inability to Obtain Adequate Insurance. As a vertically integrated space communications company that both manufactures and operates communications satellites, Loral is exposed to space environment-related risks in both capacities, which may not be fully covered by insurance, if insurance is available at all upon economically reasonable terms.

EXPORT CONTROLS; GRAND JURY INVESTIGATION; LEGISLATIVE HEARINGS

     General Risks Relating to International Business. Operations in numerous countries outside the United States carry substantial managerial, operational, legal and political uncertainties apart from the technical risks of initiating a previously untried telecommunications system. Such operations are subject to changes in government regulations and telecommunications standards, tariffs or taxes and other trade barriers. In addition, Loral's agreements relating to local operations may be enforceable only in foreign jurisdictions so that it may be difficult for Loral to enforce its rights. Also, limited availability of U.S. currency in local markets may prevent a service provider from making payments in U.S. dollars and exchange rate fluctuations may adversely affect Globalstar's, SatMex's and Orion's revenues.

     Export Controls. Various agencies and departments of the U.S. government regulate the ability of Loral to pursue business opportunities outside the United States. Exports of space-related products, services and technical information frequently require licenses granted by the U.S. government. There can be no assurance that Loral or SS/L will be able to obtain necessary licenses or approvals, and the inability to do so, or the failure to comply with the terms thereof when granted, could have a material adverse effect on their respective businesses.

     Grand Jury Investigation. The Company is aware of a grand jury investigation being conducted by the office of the U.S. Attorney for the District of Columbia with respect to possible violations of export control laws that may have occurred in connection with the participation of SS/L employees on a committee formed in the wake of the 1996 crash of a Long March rocket in China and whose purpose was to consider whether studies of the crash made by the Chinese had correctly identified the cause of the failure. While the grand jury investigation appears to be in its preliminary stages, and SS/L is not in a position to predict its direction or outcome, if SS/L were to be indicted and convicted of a criminal violation of the Arms Export Control Act, it would be subject to a fine of $1 million per violation and could be debarred from certain export privileges and, possibly, from participation in government contracts. Since many of SS/L's satellites are built for foreign customers and/or launched on foreign rockets, such a debarment would have a material adverse effect on SS/L's business, which is important to the Company. Indictment for such violations would subject SS/L to discretionary debarment from further export licenses. Whether or not SS/L is indicted or convicted, SS/L will remain subject to the State Department's general statutory authority to prohibit exports of satellites and related services if it finds a violation of the Arms Export Control Act that puts the party's reliability in question, and it can suspend export privileges whenever it determines that grounds for debarment exist and that such suspension "is reasonably necessary to protect world peace or the security or foreign policy of the United States."

     As far as SS/L can determine, no sensitive information or technology was conveyed to the Chinese, and no secret or classified information was discussed with or reported to them. SS/L believes that its employees acted openly and in good faith and that none engaged in intentional misconduct. Accordingly, the Company does not believe that SS/L has committed a criminal violation of the export control laws. The Company does not expect the grand jury investigation or its outcome to result in a material adverse effect upon its business. However, especially in view of the early stage of the proceedings, there can be no assurance as to those conclusions. See "Business -- Export Control Matters."

     Legislative Hearings. On May 21, 1998, the House of Representatives passed a bill which, if passed by the Senate and enacted into law, would prohibit exports of satellites of U.S. origin to the People's Republic of China, whether or not an export license had theretofore been obtained. The United States Senate has not acted on this bill. If enacted into law, these provisions would prohibit further launches of U.S.-made satellites, including those manufactured by SS/L, on the Long March rocket. SS/L is under contract to build one satellite which is to be launched on a Long March rocket, for which SS/L currently holds an export license. As of May 31, 1998, SS/L has expended $63.6 million on the satellite, of which $48.9 million has been used to acquire common parts that could be applied to other satellite programs if this program is canceled. In addition,

SS/L has expended $48.7 million in connection with the launcher. If the House bill or similar legislation is enacted, or if SS/L's export license is revoked administratively, the satellite's buyers may be entitled to terminate this contract for cause and require SS/L to refund approximately $119 million as of May 31, 1998. In such an event, SS/L would attempt to resell the satellite and launcher to other parties and/or use some or all of the parts on other programs. Such resales or reuse would likely result in a loss to SS/L, which could be substantial, and the amount of which would be affected by a number of factors beyond the control of the Company, including the date on which the program is terminated and how long any embargo on Chinese launchers would last, as well as market conditions for satellites and launchers. Loss of Long March availability would disable all U.S. satellite manufacturers, including SS/L, from competing for satellite contract awards from customers who, for political or economic reasons, desire Long March launches and would benefit foreign satellite manufacturers at the expense of the Company and other domestic manufacturers.

     Several Congressional committees have held hearings or announced plans to hold hearings on U.S. satellite export policy toward China, alleged influence of campaign contributions (including contributions made by Loral's Chairman and CEO) on the Clinton Administration's export policy toward China and related matters. The Company cannot predict what, if any, legislative initiatives will result from these hearings, although they could result in passage of the House bill described above or other legislation that could adversely affect the Company's business.

LAUNCH RISK AND VEHICLE ACCESS

     About 15% of commercial satellite launches have historically resulted in loss before the payload reaches its planned orbit ("hot failures"). While Loral ordinarily obtains insurance against loss due to hot failures, such events can nevertheless disrupt and delay business schedules and cause substantial uninsured losses above and beyond the insured cost of the lost satellite. Loral's ability to place satellites in orbit, and SS/L's ability to perform its on-orbit delivery contracts depend on the availability of launch vehicles and the requisite insurance. Launch slots are limited, and the launch insurance market has been subject to considerable fluctuation. Different launch facilities and vehicles have different success records, but Loral, for business or scheduling reasons does not always use, or have available to it, the most successful facilities and vehicles for its launches. The cost and availability of launch insurance may vary, therefore, there is no assurance that such insurance will shield every future loss. Moreover, the availability of launches from the republics of the former Soviet Union and the People's Republic of China are affected by U.S. government policies and international agreements. Changes in governmental policies or political leadership in the United States, Russia, Kazakhstan or China could adversely affect Loral's ability to launch from these countries or materially increase the costs to it of doing so. See
"-- Uncertainties Associated with Conducting International Business; Export Controls."

     The majority of Globalstar's satellites are scheduled for launch in three groups of 12 satellites each aboard the Ukrainian Zenit launch vehicle. The most recent Zenit launch (which did not involve any Globalstar satellites) ended in failure. The next scheduled Zenit launch (of a Russian military spacecraft), originally scheduled for May 1998, has been rescheduled to July 1998, when another Zenit launch of a Russian payload is also scheduled. Globalstar's initial launch on this vehicle has consequently been rescheduled for August 1998, following the two scheduled Russian launches but Globalstar does not believe that this rescheduling will delay the Globalstar in-service date. A Zenit launch failure could substantially delay Globalstar's launch program. A launch incident that destroys or substantially damages the Zenit launch pad (which is the only pad from which this rocket can be launched) would result in further delays in Zenit availability. In the event of any Zenit failure, Globalstar would be entitled to a free launch on Zenit, but if it elected to forego this right and launch on another rocket, it would incur substantial additional expense. See "Risk Factors -- Launch Risks and Vehicle Access."

RISKS RELATED TO GLOBALSTAR

     Lack of Operating History. The Globalstar System will consist of 56 satellites (including eight in-orbit spares) in low earth orbit together with ground facilities in numerous remote regions. Its operating facilities will be in more than 100 countries, many of which are based on emerging economies, eventually connecting hundreds of thousands of mobile and fixed telephone handsets. While Loral believes that each component of the Globalstar System, and the Globalstar System as a whole, is capable of performing as designed, no such complex, dispersed space/earth communications network has ever been operated commercially. Until the Globalstar System has operated as a whole in its actual space/earth environment, there can be no assurance that losses due to delays, failures and unforeseen additional costs will not occur. Globalstar's financial objectives are, in part, based on estimates as to the potential market for Globalstar System services and the price that users will be willing and able to pay, which cannot be practically validated until commercial operations have begun. There can be no assurance that such economic assumptions are justified.

     Globalstar is scheduled to begin commercial operations in early 1999. Successful commencement of operations will require successful implementation of each of the elements of the Globalstar System -- space and ground segments, digital communications technology, user terminal supply, service provider arrangements and licensing. Globalstar will be dependent upon its service providers in the various countries in which it will operate to obtain local regulatory approvals, build gateways, distribute handsets and market Globalstar service successfully to end users. Globalstar has launched eight satellites to date, and expects to launch an additional 36 satellites during 1998 and 12 satellites, including eight in-orbit spares, in early 1999. However, there can be no assurance that schedule delays will not occur and that the final cost of implementing the Globalstar system will not be higher than anticipated.

     Continuing Operating Losses. Loral's equity in net loss attributable to its interest in Globalstar for the three months ended March 31, 1998, and the year ended December 31, 1997, was $11.1 million and $42.5 million, respectively (or $12.1 million and $45.6 million, respectively, after giving pro forma effect to the Globalstar Purchase and the Soros Investment). Globalstar is expending significant funds for the construction, testing and deployment of the Globalstar System and such losses are expected to continue for several years following commencement of revenue generating service operations.

     Globalstar FCC License. Globalstar, along with two other applicants, was awarded an FCC license in 1995 to construct a Big LEO system. At that time, two other applicants, MCHI/Ellipso and Constellation, were not granted Big Leo licenses. These decisions by the FCC's International Bureau were appealed to the full Commission, and affirmed in 1996. MCHI/Ellipso and Constellation then filed judicial appeals of the entire Commission order, which had both affirmed the denial of their applications and the grant of Globalstar's license. While those judicial appeals were pending, the International Bureau in 1997 granted Big LEO licenses to MCHI/Ellipso and Constellation. Globalstar and others appealed these new decisions to the full Commission, which has not yet acted. Accordingly, MCHI/Ellipso and Constellation have asked the court to hold their judicial appeals in abeyance pending Commission action on the appeals of the 1997 licensing decisions.

DEPENDENCE ON SS/L FOR REVENUES AND OPERATING INCOME

     Currently, SS/L generates a significant portion of Loral's revenue and operating income. Loral intends to capitalize on SS/L's capabilities, market position and advanced technologies to identify and develop additional space-based communications services opportunities. There can be no assurance that current or future satellite-based ventures entered into by Loral will result in revenues or operating income that will materially reduce its dependence on SS/L.

     In connection with delayed payment in 1997 by two Asian customers for three GEO satellites, SS/L stopped work, reduced backlog by $291 million, which will reduce future sales, and recorded a charge of $23 million, representing the excess of the amount of the applicable contract receivables over the net realizable value of the associated inventory. If the current programs for these three satellites are not restarted, the satellites are expected to be sold to other customers. For the year ended December 31, 1997, sales by SS/L to foreign customers, primarily in Asia, accounted for 30% of SS/L's revenues.

     SS/L has historically derived a large portion of its total revenues from a limited number of customers, and its revenues and operating results may be adversely affected in the event completed or canceled contracts are not promptly replaced.

     The financial results of long-term fixed-price contracts are recognized using the cost-to-cost percentage of completion method. Loral's statement of operations reflects revisions in revenue and profit estimates in the period in which the conditions that require the revision become known and can be estimated. Adjustments for profits and losses may therefore have a material effect on results for the period in question. The risks inherent in long-term, fixed-price contracts include the forecasting of costs and schedules, contract revenues related to contract performance (including revenues from orbital payments) and the potential for component obsolescence in connection with long-term procurements.

     In addition, pursuant to a credit facility to which Loral SpaceCom Corporation is a party, Loral SpaceCom and SS/L are subject to restrictions on their ability to make cash distributions to Loral. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources."

COMPETITION

     Each of Loral's businesses is subject to intense competition from entities, including several of the world's largest corporations (such as Hughes Space & Communications, Inc., a subsidiary of General Motors Corporation, and Lockheed Martin Corporation) as well as governments and quasi-governmental organizations (such as Intelsat and Inmarsat), which are larger and which may bring greater financial and operating resources to bear in competing as to marketing, regulation and technology. Loral competes for customers and for local regulatory approval in jurisdictions in which both Loral and a competing party may wish to operate. In addition, Loral competes for allocation of scarce frequency assignments and geosynchronous orbital slots. Competition comes not only from entities carrying on or proposing to carry on the same activities as Loral (such as PanAmSat Corporation, Iridium LLC and Teledesic Corporation), but from others using alternative technologies such as terrestrial telecommunications and cable television, which themselves are constantly pursuing advanced technologies in order to enhance their competitive positions. To the extent that these entities offer products and services which are more sophisticated, efficient or reliable than those of Loral, there could be a material adverse effect on the financial condition or results of operations of Loral.

COMPETITIVE BIDDING

     SS/L generally obtains its contracts through competitive bidding. There can be no assurance that SS/L will continue to be successful in having its bids accepted or, if accepted, that awarded contracts will result in profitability for SS/L. SS/L has in the past submitted bids which would result in minimal or no profit due to a high level of non-recurring engineering costs. Such contracts are generally bid with the expectation of more profitable follow-on contracts as to which there is generally no advance assurance. To the extent that actual costs exceed the projected costs on which bids or contract prices were based, SS/L's profitability could be adversely affected.

REGULATION

     Loral's activities, particularly its satellite operations, are subject to licensing and regulation by authorities in more than 100 jurisdictions, including the United States, the International Telecommunication Union ("ITU") and the European Union. Regulated activity includes the occupation of orbital positions ("orbital slots"), the pricing and quality of services, the use of frequency bands, competitive behavior, the export of space-related products and services (which frequently require licenses from the Department of State or the Department of Commerce), and other matters essential to conduct of the business. The regulatory authorities, depending on the location, often have broad discretion over such activities, including, frequently, the power to modify, withdraw or impose charges or conditions upon, or delay the grant of, the rights required for the conduct of the business. In particular, in determining whether to grant Loral authorization, the FCC must evaluate whether certain FCC standards and financial qualification requirements are met. Many of the licenses Loral holds or has applied for have been contested by third parties, including competitors, which increase the risk of regulatory decisions adverse to Loral. In particular, certain of Loral's orbital slots are in positions that are subject to prior claims of parties from other countries. While regulation is an expected incident of international telecommunications business, and Loral expects to obtain the rights and licenses which it requires under satisfactory conditions, the broad reach of the Globalstar System, the expansion of Skynet's operations beyond the domestic U.S. market, the expansion of SatMex's Latin American presence, the international service offerings of Orion, the proposed launch and operation of Orion 2 and Orion 3 and the development of other satellite services businesses, by becoming subject to such a large number of diverse regulatory regimes and political systems, entail unusual risks of unforeseen costs, delays and other burdens on planned performance. In addition, as part of the regulatory process for orbital slot allocation of its satellites, Loral is required to engage in frequency coordination with other satellite operators. Although Loral has in the past been able to coordinate its existing satellites, there can be no assurance that satisfactory coordination will be achieved in the future for any of Loral's satellites.

     Orion has begun construction of Orion 2 and Orion 3 before completion of the required consultations with Intelsat and Eutelsat, receipt of final authority from the FCC (in the case of Orion 2) and completion of the ITU coordination process. Failure to obtain one or more necessary approvals on time would have an adverse effect on Orion's business or results of operations.

POTENTIAL CONFLICTS OF INTEREST; LACK OF FULL CONTROL

     Although Loral is the managing general partner of Globalstar, its management control over Globalstar is limited by the supermajority rights of Globalstar's limited partners. Additionally, primary operational control of SatMex is vested in Mexican nationals, as required by Mexican law, subject to certain supermajority rights of Loral. The proposed Europe*Star joint venture was initiated by Alcatel and will be under Alcatel's control, subject to supermajority rights of Loral. Future Loral/Alcatel joint ventures within the Skynet Global Alliance will be under the control of the initiating party, subject to supermajority rights in favor of the non-initiating party. Alcatel is an investor in CyberStar, and has supermajority rights therein. In addition, although Orion is a wholly owned Loral subsidiary, its outstanding debt is non-recourse to Loral, which could result in conflicting duties under certain circumstances. As a result, the rights of third parties and fiduciary duties under applicable law could result in such entities taking actions that are not in Loral's own best interests or in refraining to take actions that Loral deems advisable. To the extent that such entities are or become customers of SS/L, such conflicts could become acute.

     Both Skynet and Orion own or are building satellites whose footprints overlap with present and proposed satellites of SatMex and Europe*Star and may, therefore, compete directly with SatMex and Europe*Star for customers in some of their markets. Although Skynet, SatMex and Orion have adopted (and Europe*Star is expected to adopt) a marketing policy which will provide for cross-selling of capacity, situations may arise where conflicts will remain. These conflicts will become particularly acute if there is an oversupply of satellite transponder capacity in the market.

     Partners and affiliates of Globalstar, including companies affiliated with Loral, will be among Globalstar's service provider customers and may, therefore, have conflicts with Globalstar and/or Loral as to service provider agreements.

LEVERAGE AT SUBSIDIARY AND AFFILIATE LEVELS

     General. Loral's core businesses are capital-intensive and generally require substantial investment before anticipated returns on investment can be realized. Moreover, Loral is subject to substantial financial risks in the face of possible delays or reductions in revenue realization, unforeseen capital requirements or unanticipated expenses attributable to the factors described in this Prospectus. Such risks could result not only in adverse financial results due to ongoing debt service charges, but also in the necessity for additional financing, which could result in increased debt and debt service costs, potential dilution of equity interests resulting from issuances of debt or equity, rights to distributions senior to those of the holders of the Common Stock and covenants restricting distributions to holders of the Common Stock.

     Leverage at Loral and Subsidiaries. Although Loral Space & Communications Ltd. has no material indebtedness for borrowed money, and has not (except as noted below with respect to the SatMex government obligation and a portion of Globalstar's bank debt) guaranteed or otherwise assumed responsibility for the obligations of its subsidiaries and operating affiliates, some of those entities are highly leveraged, and the instruments and agreements evidencing such debt severely limit their ability to pay dividends or make other distributions to their respective corporate parent. Any material and continuing failure on the part of such subsidiaries or affiliates to meet the obligations in respect of outstanding indebtedness could result in Loral Space & Communications Ltd.'s being required to make additional investments therein or risk the partial or total loss of its equity investments therein and control thereof.

     As of March 31, 1998, $554.2 million was outstanding primarily under an $850 million credit facility provided to Loral SpaceCom Corporation by a group of banks. At March 31, 1998, Loral had a deficiency of earnings to fixed charges of $20.5 million. In addition, Loral had outstanding at March 31, 1998, Series C Convertible Redeemable Preferred Stock having a redemption value of $745.5 million, which may be payable at Loral's option in cash, Common Stock, or a combination thereof. At March 31, 1998, Loral had $1.4 billion in consolidated debt.

     Leverage at SatMex. A significant portion of the SatMex purchase price was financed with debt, including a $125.1 million obligation to the Mexican government. Loral and Telefonica Autrey have agreed to maintain assets in a collateral trust in an amount equal to the value of the government obligation through December 30, 2000 and, thereafter, in an amount equal to 1.2 times the principal amount of the government obligation until maturity.

     Leverage at Globalstar. Globalstar is still in the development stage. At March 31, 1998, Globalstar had outstanding long-term indebtedness of $1.1 billion. In May 1998, Globalstar incurred additional indebtedness of $300 million. Loral is contingently liable with respect to approximately $68 million of Globalstar's $250 million revolving line of credit, which is undrawn as of the date hereof.

     Leverage at Orion. At March 31, 1998, Orion had outstanding $445 million principal amount of senior notes due 2007 (the "Senior Notes") and $484 million principal amount of senior discount notes due 2007 (the "Senior Discount Notes"), which senior discount notes had an accreted value of approximately $301.6 million as of such date.

OBSOLESCENCE DUE TO RAPID TECHNOLOGICAL CHANGE

     Like other high technology enterprises, Loral's businesses are subject to obsolescence due to new technological developments. The rapid pace of technological change exposes Loral to risk of loss due to the deployment of superior technologies by competitors. Loral is also dependent upon technologies developed by third parties to implement key aspects of its strategy to integrate its satellite systems with terrestrial networks. As land-based telecommunications services expand, demand for certain types of satellite-based services may be reduced. New technology used by competitors could render satellite-based services less competitive by satisfying consumer demand in alternative ways or through the use of incompatible telecommunications standards. In addition, SS/L's success depends on its ability to introduce innovative new products and services on a cost-effective and timely basis.

YEAR 2000 ISSUE

     The Company is evaluating the potential effect on its information processing systems to determine what actions will be necessary or appropriate in connection with the "Year 2000 Issue." The Year 2000 Issue is the result of computer programs which were written using two digits rather than four to signify a year (i.e., the year 1997 is denoted "97" and not "1997"). Computer programs written using only two digits may recognize the year 2000 as the year 1900. This could result in a system failure or miscalculations causing disruption of operations. It is not known at this time what modifications, if any, will be required. All costs associated with any modification will be expensed as incurred. In addition, the Company has requested, and will continue to seek, information from third-party entities on which it relies, certifying that their computer systems will not negatively affect Loral's operations. No assurance can be given that there will not be some unforeseen issue, in particular, in connection with third parties' systems, that may materially affect Loral's operations.

RELIANCE ON KEY PERSONNEL

     The success of Loral is dependent upon the ability of Loral to attract and retain highly qualified personnel. Except for Mr. Bernard L. Schwartz, Loral's Chairman and Chief Executive Officer, none of the officers of Loral has an employment contract with Loral nor does Loral expect to maintain "key man" life insurance. The loss of any of these individuals and the subsequent effect on business relationships could have an adverse effect on the business or results of operations of Loral.

SHARES ELIGIBLE FOR FUTURE SALE; DILUTION

     As of March 31, 1998, the Company had outstanding 219,214,692 shares of Common Stock. In addition, 45,896,977 shares of Common Stock will be issuable upon conversion of the Series A Convertible Preferred Stock and 37,273,593 shares of Common Stock will be issuable upon the conversion of the 6% Series C Convertible Redeemable Preferred Stock. As of March 31, 1998, an aggregate of 10,382,200 options were outstanding to purchase shares of Common Stock under the Company's stock option plans. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. In addition, the Company may sell additional equity interests in the future, diluting the percentage ownership in the Company represented by the Common Stock.

RIGHTS OF SHAREHOLDERS UNDER BERMUDA LAW

     The Company is incorporated under the laws of the Islands of Bermuda. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of the Company's management, directors and controlling shareholders, and the rights of its shareholders, are governed by Bermuda law and the Company's Memorandum of Association and Bye-Laws. Such principles of law may differ from those that would apply if the Company were incorporated in a jurisdiction in the United States. In addition, there is uncertainty as to whether the courts of Bermuda would enforce (i) judgments of United States courts obtained against the Company or its officers and directors resident in foreign countries predicated upon the civil liability provisions of the securities laws of the United States or (ii) in original actions brought in Bermuda, liabilities against the Company or such persons predicated upon the securities laws of the United States or any state. See "Description of Capital Stock -- Bermuda Law."

VOLATILITY

     The trading price of the Common Stock has been volatile. See "Price Range of Common Stock." Factors such as announcements of fluctuations in the Company's or its competitors' operating results and market conditions for growth stocks or technology stocks in general could have a significant impact on the future trading price of the Common Stock. In particular, the trading price of the common stock of many technology companies has experienced extreme price and volume fluctuations, which have at times been unrelated to the operating performance of such companies whose stocks were affected. In addition, the trading price of the Common Stock could be subject to significant fluctuations in response to variations in the Company's prospects and operating results which will in turn be affected by the performance of its operating affiliates and other factors. There can be no assurance that these factors will not have an adverse effect on the trading price of the Common Stock.

                                USE OF PROCEEDS

     The net proceeds of the Offering (at an assumed public offering price of $26 3/8 per share based upon the last reported sale price of the Common Stock on June 16, 1998 and after deducting the underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $511 million, of which Loral will use $175 million to fund the Globalstar Purchase, and the remainder will be used for general corporate purposes, including investment in its core businesses, to pursue emerging satellite service opportunities worldwide and possible acquisitions. Pending such use, the net proceeds will be invested in short-term investment grade debt securities.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. In addition, loan agreements and indentures restrict certain of the Company's subsidiaries and operating affiliates from transferring cash or paying dividends to Loral on their capital stock. As required, Loral is currently paying dividends on its Series C Preferred Stock. See Note 7 to Loral's 1997 consolidated financial statements included in Loral's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated by reference in this Prospectus.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock of Loral is quoted on the NYSE under the symbol "LOR." The following table sets forth, for the periods indicated, the range of high and low sale prices for the Common Stock as reported on the NYSE since the Common Stock commenced public trading on April 15, 1996.

                                                              HIGH      LOW
                                                              ----      ---
1996
  Second Quarter (from April 15)............................  $18 1/2   $10 1/2
  Third Quarter.............................................   16 5/8    11 1/8
  Fourth Quarter............................................   19 5/8    15 1/4
1997
  First Quarter.............................................   19 1/4    14 1/8
  Second Quarter............................................   17 1/2    13
  Third Quarter.............................................   21        14 1/16
  Fourth Quarter............................................   24 1/4    19
1998
  First Quarter.............................................   30 1/2    19
  Second Quarter (through June 16)..........................   33 15/16  24 1/2

     As of March 31, 1998, there were 219,214,692 shares of Common Stock outstanding. On June 16, 1998, the last reported sale price of the Common Stock as reported on the NYSE was $26 3/8 per share.

                                 CAPITALIZATION

     The following table sets forth, as of March 31, 1998, (i) the cash and cash equivalents and capitalization of the Company and (ii) the cash and cash equivalents and capitalization of the Company as adjusted to give effect to the net proceeds of the Offering, the Globalstar Purchase and the Soros Investment.

                                                                    AT MARCH 31, 1998
                                                              -----------------------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT
                                                                     SHARE AMOUNTS)
                                                              LORAL ACTUAL     AS ADJUSTED
                                                              -------------    ------------
Cash and cash equivalents...................................   $  225,437       $  561,437
                                                               ==========       ==========
Restricted and segregated cash and cash equivalents(1)......   $  336,405       $  336,405
                                                               ==========       ==========
Long-term debt, including current portion...................   $1,444,570       $1,444,570
Shareholders' equity:
  Series A convertible preferred stock, par value $.01 per
     share; 150,000,000 shares authorized, and 45,896,977
     shares issued and outstanding actual and as adjusted...          459              459
  Series B preferred stock, par value $.01 per share;
     750,000 shares authorized and unissued actual and as
     adjusted(2)............................................
  6% Series C convertible redeemable preferred stock
     ($745,472 redemption value), par value $.01 per share;
     20,000,000 shares authorized, 14,909,437 shares issued
     and outstanding actual and as adjusted.................      734,178          734,178
  Common stock, par value $.01 per share; 750,000,000 shares authorized, 219,214,692 shares issued actual; and
     239,214,692 shares issued as adjusted..................        2,193            2,393
  Paid-in capital...........................................    1,700,810        2,211,610
  Retained earnings (deficit)(3)............................       (4,483)          30,517
  Unearned compensation.....................................      (10,446)         (10,446)
  Treasury stock, at cost; 174,195 shares...................       (3,360)          (3,360)
                                                               ----------       ----------
     Total shareholders' equity.............................    2,419,351        2,965,351
                                                               ----------       ----------
          Total capitalization..............................   $3,863,921       $4,409,921
                                                               ==========       ==========

---------------
(1) Restricted and segregated cash and cash equivalents are set aside for the next four interest payments on certain outstanding debt of Orion and to make payments for additional Orion satellites or on such debt.
(2) Represents preferred stock underlying the Company's rights plan.

(3) As adjusted reflects the gain of $35 million to be recorded in connection with the Soros Investment.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     Except for the historical information contained herein, the matters discussed in the following Management's Discussion and Analysis of Results of Operations and Financial Condition of the Company, Globalstar, SatMex and Orion, and elsewhere in this Prospectus, are forward-looking statements that involve risks and uncertainties, many of which may be beyond the companies' control. The actual results that the companies achieve may differ materially from any forward-looking projections due to such risks and uncertainties.

     Loral Space & Communications Ltd. and its subsidiaries (the "Company" or "Loral") is one of the world's leading satellite companies, with substantial activities in both satellite manufacturing and satellite-based communications services. Space Systems/Loral, Inc. ("SS/L") is a leading designer and manufacturer of space systems. Loral Skynet ("Skynet"), acquired on March 14, 1997, is a leading provider of satellite communications services in the United States. Skynet owns and operates the Telstar satellite network and is expanding its business internationally. On November 17, 1997, a joint venture including Loral and another partner acquired 75% of SatMex, a satellite services provider to Mexico and South America. Loral also manages and is the largest equity owner of Globalstar, L.P. ("Globalstar"), a global, mobile satellite telephony system scheduled for service initiation in early 1999. Loral is pursuing additional satellite-based communications service opportunities, including CyberStar, a proposed worldwide high-speed broadband data services system initially using leased Ku-band transponder capacity on Skynet's Telstar 5 satellite. In addition, on March 20, 1998, Loral acquired Orion Network Systems, Inc. ("Orion"), a corporate data networking and satellite services company with operations in the United States and Europe that will be expanded to Asia/ Pacific and South America in 1998 and the first half of 1999, respectively.

     Loral was formed to effectuate the distribution of Loral Corporation's ("Old Loral") space and communications businesses (the "Distribution") to shareholders of Old Loral pursuant to a merger agreement (the "Merger") dated January 7, 1996 between Old Loral and Lockheed Martin Corporation ("Lockheed Martin"). Loral operates on a December 31 fiscal year-end. The space and communications operations of Old Loral operated under a March 31 year-end.

RESULTS OF OPERATIONS

     In 1997 and 1998, Loral accelerated its transformation from a company with extensive equity investments to a major satellite manufacturer and provider of satellite services by making a number of acquisitions that significantly affected its results of operations.

     In February 1997, Loral agreed to acquire the remaining 49% of the common stock of SS/L held by four international aerospace and communications companies (the "Alliance Partners") for $374 million paid in cash and Loral securities. On March 14, 1997, Loral acquired Skynet for $462.1 million in cash.

     The acquisition of Skynet and the remaining equity interest in SS/L have been accounted for as purchases. Loral's consolidated financial statements for the quarter ended March 31, 1997, reflect the results of operations of SS/L from January 1, 1997, the elimination of the minority interest of the SS/L equity not owned by Loral during the period and the results of operations of Skynet from March 14, 1997. Prior to January 1, 1997, SS/L was accounted for using the equity method of accounting.

     In connection with the privatization by the Mexican Government of its fixed satellite services business, Loral and Telefonica Autrey, S.A. de C.V. ("Telefonica Autrey") formed a joint venture, Firmamento Mexicano, S. de R.L. de C.V. ("Holdings"). On November 17, 1997, Holdings acquired 75% of the outstanding capital stock of SatMex for $646.8 million. The purchase price was financed by a Loral equity contribution of $94.6 million, a Telefonica Autrey equity contribution of $50.9 million and debt issued by Holdings. As part of the acquisition, Holdings issued a $125.1 million seven year government obligation ("Government Obligation") bearing interest at 6.03% to the Mexican Government in consideration for the assumption by SatMex of the debt incurred by Holdings in connection with the acquisition. The debt of SatMex and Holdings is non-recourse to Loral and Telefonica Autrey. However, Loral and Telefonica Autrey have agreed to maintain assets in a collateral trust in an amount equal to the value of the Government Obligation through December 31, 2000 and, thereafter, in an amount equal to 1.2 times the value of the

Government Obligation until maturity. Loral has a 65% economic interest in Holdings and a 49% indirect economic interest in SatMex. Loral accounts for SatMex using the equity method from November 17, 1997.

     On March 20, 1998, Loral acquired all of the outstanding stock of Orion in exchange for Loral common stock. Loral issued 17.9 million shares of its common stock and assumed existing Orion options and warrants to purchase 1.9 million shares of Loral common stock representing an aggregate purchase price of $469 million. Loral's consolidated statement of operations will reflect the results of Orion commencing April 1, 1998. Orion's balance sheet is reflected in Loral's consolidated balance sheet at March 31, 1998.

     Taxation: Loral is subject to U.S. Federal, state and local income taxation at regular corporate rates on any income that is effectively connected with the conduct of a U.S. trade or business. When such income is deemed removed from the U.S. business, it is subject to an additional 30% "branch profits" tax. Loral expects that a significant portion of its income will be from foreign sources and will not be effectively connected with a U.S. trade or business; some portion of this income, however, will be subject to taxation by certain foreign countries.

     The Company's U.S. subsidiaries are subject to U.S. taxes on their worldwide income. In addition, a 30% U.S. withholding tax will be imposed on dividends and interest paid by such subsidiaries to Loral Space & Communications Ltd.

COMPARISON OF RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND THE THREE MONTHS ENDED MARCH 31, 1997

     Revenues for the quarter ended March 31, 1998 totaled $336.9 million, before elimination of intercompany sales of $41.7 million, compared to revenues of $341.9 million and elimination of intercompany sales of $1.6 million for the quarter ended March 31, 1997. SS/L's 1998 revenues were $308.3 million before intercompany eliminations of $40.8 million compared to revenues of $338.4 million and intercompany eliminations of $1.6 million in 1997. The decrease in SS/L sales is primarily due to the stoppage of work on three Asian satellites in the fourth quarter of 1997. The increase in the intercompany eliminations reflects the classification of the construction of Skynet's satellites by SS/L as intercompany sales subsequent to the acquisition of Skynet. Skynet's revenues for the quarter ended March 31, 1998 were $27.7 million compared to $3.6 million for the period March 14, 1997 through March 31, 1997; reflecting the inclusion of a full quarter of Skynet's revenues in 1998.

     Earnings before interest, taxes, depreciation and amortization ("EBITDA")(1) for the three months ended March 31, 1998 and 1997 were as follows (in millions):

                                                              1998         1997
                                                              -----        -----
SS/L........................................................  $19.1        $22.5
Skynet -- from March 14, 1997...............................   15.5          1.9
Corporate expenses and intercompany eliminations............   (8.8)        (2.9)
                                                              -----        -----
EBITDA before CyberStar and Globalstar development costs....   25.8         21.5
SatMex(2)...................................................    9.4
                                                              -----        -----
Adjusted EBITDA before CyberStar and Globalstar development
  costs(3)..................................................  $35.2        $21.5
                                                              =====        =====

---------------
(1) EBITDA is provided because it is a measure commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity and is presented to enhance the understanding of Loral's operating results. However, EBITDA should not be construed as an alternative to net income as an indicator of a company's operating performance, or cash flow from operations as a measure of a company's liquidity. EBITDA as presented may be calculated differently and, therefore, may not be comparable to similarly titled measures reported by other companies.

(2) Represents Loral's proportionate share of SatMex's EBITDA.

(3) Development costs for the three months ended March 31, 1998 and 1997, for CyberStar were $7.3 million and $2.6 million, respectively and Loral's proportionate share of Globalstar's development costs was $9.8 million and $6.3 million, respectively.

     EBITDA before development costs was $25.8 million for 1998 compared to $21.5 million for 1997. CyberStar development costs were $7.3 million in 1998 compared to $2.6 million in 1997 reflecting increased spending levels in 1998 for product development, marketing expenditures and increased headcount. Depreciation and amortization was $17.4 million and $9.6 million for 1998 and 1997, respectively. The increase in depreciation and amortization in 1998 primarily results from the inclusion of Skynet's depreciation and amortization for a full quarter including the depreciation of Skynet's Telstar 5 satellite which was placed in service on July 1, 1997. As a result of the above, operating income was $1.0 million for 1998 compared to $9.3 million for 1997.

     Interest income for the quarter ended March 31, 1998, of $8.7 million represents $6.7 million of interest earned on available cash during the period and interest on GTL's Convertible Preferred Equivalent Obligations ("GTL Convertible Preferreds") held by Loral, and $2.0 million of interest earned on orbital incentive payments. Interest income for the quarter ended March 31, 1997, of $20.1 million represents $18.5 million of interest earned on the investment of available cash during the period and interest on the GTL Convertible Preferreds held by Loral and $1.6 million of interest earned on orbital incentive payments.

     Interest expense of $1.7 million, net of capitalized interest of $9.5 million, for the quarter ended March 31, 1998 reflects interest on borrowings under Loral's credit agreement. Interest expense of $10.0 million, net of capitalized interest of $2.5 million, for the quarter ended March 31, 1997, reflects the assumption of SS/L's debt and interest on Loral's outstanding Convertible Preferred Equivalent Obligations ("CPEO's"). On June 5, 1997, the CPEO's were exchanged for Loral 6% Series C Convertible Redeemable Preferred Stock ("Series C Preferred Stock").

     The Company's effective income tax rate was 38.6% for 1998 and 48% for 1997. The effective income tax rates are higher than the statutory U.S. Federal income tax rate primarily because of the impact of state and local income taxes and the non-deductible amortization of cost in excess of net assets acquired offset by the portion of the Company's foreign source income which is not subject to Federal taxation.

     The minority interest expense in 1997 reflects the reduction of SS/L's income attributed to the Alliance Partners.

     The equity in net loss of affiliates was $20.4 million in 1998 compared to $7.2 million for 1997. Loral's share of Globalstar's losses was $11.1 million in 1998 compared to $7.2 million in 1997 reflecting Globalstar's increased development costs as well as an increased ownership percentage by Loral. Also included in the equity in net loss of affiliates for 1998 is Loral's share of SatMex's loss of $6.9 million and Loral's portion of losses from other affiliates of $2.4 million.

     Preferred dividends of $11.6 million in the three months ended March 31, 1998 relate to the Series C Preferred Stock, which was not outstanding at March 31, 1997.

     As a result of the above, net loss applicable to common stockholders for 1998 was $27.0 million or $.11 per diluted share, compared to $406,000 or $0.00 per diluted share, for 1997. Diluted weighted average shares were 249.3 million for 1998 and 237.0 million for 1997.

COMPARISON OF RESULTS OF THE YEAR ENDED DECEMBER 31, 1997 AND THE
NINE MONTHS ENDED DECEMBER 31, 1996

     Revenues for the year ended December 31, 1997 totaled $1.5 billion before elimination of intercompany sales of $200.1 million. SS/L's sales were $1.4 billion before elimination of intercompany eliminations of $199.3 million. SS/L's commercial sales were $1.1 billion, including sales to Globalstar of $408.1 million, and sales to the U.S. government were $90.5 million. Skynet's sales were $69.3 million from date of acquisition to December 31, 1997. Revenue for the nine months ended December 31, 1996, represented management fees earned from SS/L of $5.1 million.

     Earnings before interest, taxes, depreciation and amortization ("EBITDA")(1) for 1997 is as follows (in millions):

SS/L........................................................    $ 99.7
Skynet -- from March 14, 1997...............................      42.0
Corporate expenses and intercompany elimination.............     (33.2)
                                                                ------
EBITDA before CyberStar and Globalstar development costs....     108.5
SatMex(2)...................................................       5.1
                                                                ------
Adjusted EBITDA before CyberStar and Globalstar development
  costs(3)..................................................    $113.6
                                                                ======

---------------
(1) EBITDA is provided because it is a measure commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity and is presented to enhance the understanding of Loral's operating results. However, EBITDA should not be construed as an alternative to net income as an indicator of a company's operating performance, or cash flow from operations as a measure of a company's liquidity. EBITDA as presented may be calculated differently and, therefore, may not be comparable to similarly titled measures reported by other companies.

(2) Represents Loral's proportionate share of SatMex's EBITDA from November 17, 1997.

(3) Development costs for CyberStar were $32.2 million and Loral's proportionate share of Globalstar's development costs was $33.3 million.

     EBITDA before development costs was $108.5 million in 1997. CyberStar development costs were $32.2 million and depreciation and amortization was $62.7 million, resulting in operating income for 1997 of $13.6 million. The nine months ended December 31, 1996, reflected an operating loss of $12.2 million primarily due to corporate expenses of $17.3 million.

     In connection with delayed payment in 1997 by two Asian customers for three satellites, SS/L stopped work, reduced backlog by $291 million, which will reduce future sales, and recorded a charge of $23 million. If the current programs for these three satellites are not restarted, the satellites will be sold to other customers.

     Interest income of $49.1 million for the year ended December 31, 1997 represents $42.6 million of interest earned on the investment of available cash during the year and interest on the GTL Convertible Preferred Equivalent Obligations ("GTL Convertible Preferreds") held by Loral (See Note 6 to Loral's 1997 consolidated financial statements which are included in Loral's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated herein by reference), and $6.5 million of interest earned on orbital incentive payments. Interest income for the nine months ended December 31, 1996 of $34.7 million reflects the investment of available cash during the period and interest on the GTL Convertible Preferreds.

     Interest expense of $15.2 million, net of capitalized interest of $22.6 million, for 1997, reflects the assumption of SS/L's debt, borrowings under the Credit Agreement (see Note 7 to Loral's 1997 consolidated financial statements which are included in Loral's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated herein by reference) and interest on Loral's outstanding Convertible Preferred Equivalent Obligations ("CPEOs") until June 5, 1997, when the CPEOs were exchanged for Loral 6% Series C Convertible Redeemable Preferred Stock ("Series C Preferred Stock"). Preferred dividends in 1997 of $26.3 million result from the exchange of the Company's CPEOs for Series C Preferred Stock. Interest expense for the nine months ended December 31, 1996 of $6.0 million reflects interest on the CPEOs for one quarter.

     The results of operations for 1997, reflect the gain on sale of K&F stock of $79.6 million, net of expenses.

     The Company's effective income tax rate for 1997 was 27.5%. The current year effective rate is lower than the statutory U.S. Federal income tax rate because, as a Bermuda company, a substantial portion of the Company's income is foreign source income not subject to Federal taxation.

     The minority interest expense in 1997 reflects the reduction of SS/L's income attributed to the Alliance Partners.

     The equity in net loss of affiliates for 1997 of $47.3 million reflects increased development costs at Globalstar as well as an increased ownership percentage by Loral in Globalstar. In addition, in connection with Loral's investment in SatMex in 1997, Loral recorded its share of SatMex's losses of $6.4 million. The equity in net loss of affiliates for the nine months ended December 31, 1996 reflects the Company's share of

Globalstar losses of $18.1 million offset by the Company's share of SS/L's income of $13.4 million. In 1997, the Company discontinued using the equity method for SS/L and fully consolidated SS/L's results of operations.

     As a result of the above, net income applicable to common stockholders for 1997 was $13.7 million, or $0.06 per diluted share, compared to $8.9 million, or $0.04 per diluted share, for the nine months ended December 31, 1996. Diluted weighted average shares were 243.6 million for 1997 and 229.4 million for the nine months ended December 31, 1996.

SUMMARY RESULTS OF OPERATIONS OF AFFILIATES

  Globalstar

     Globalstar is a development stage partnership and has not commenced commercial service operations. The net loss applicable to ordinary partnership interests for the quarter ended March 31, 1998 was $24.9 million as compared to $20.6 million for the quarter ended March 31, 1997. The increase in the net loss is a result of increased marketing, general and administrative expenses of $1.9 million and an increase in development costs of $5.3 million as a result of increased activity in the development of Globalstar's user terminals, offset by an increase in interest income of $2.9 million as a result of higher average cash balances available for investment. The net loss applicable to ordinary partnership interests for the year ended December 31, 1997 was $88.8 million as compared to $56.6 million for the nine months ended December 31, 1996. The increase in the net loss is a result of increased marketing, general and administrative expenses of $10.7 million and an increase in development costs of $31.7 million as a result of increased activity in the development of Globalstar's user terminals, offset by an increase in interest income of $15.6 million as a result of higher average cash balances available for investment. Globalstar is expending significant funds for the construction, testing and deployment of the Globalstar System and expects such losses to continue through commencement of revenue generating service operations.

  SatMex

     For the quarter ended March 31, 1998, SatMex had revenues, EBITDA, operating income and a net loss of $25.4 million, $19.7 million, $6.7 million and $13.8 million, respectively. The net loss is primarily attributed to interest expense of $21.9 million on debt issued to finance the acquisition, which includes a charge for $10.5 million of fees associated with debt refinancing. For the period November 17, 1997 to December 31, 1997, SatMex had revenues, EBITDA, operating income and a net loss of $12.6 million, $9.6 million, $4.0 million and $4.4 million, respectively. The net loss is primarily attributed to interest expense of $14.8 million on debt issued to finance the acquisition, partially offset by foreign exchange gains of $8.7 million. SatMex expects such losses to continue through 1999 until funds from operations are available to reduce outstanding debt.

LIQUIDITY AND CAPITAL RESOURCES

     Loral intends to capitalize on its innovative capabilities, market position and advanced technologies to offer value-added satellite-based services as part of the evolving worldwide communications networks and, where appropriate, to form strategic alliances with major telecommunications service providers and equipment manufacturers to enhance and expand its satellite-based communications service opportunities. In order to pursue such opportunities, Loral may seek funds from strategic partners and other investors, through incurrence of debt or the issuance of additional equity.

     At March 31, 1998, Loral had $225.4 million of cash and cash equivalents. Loral intends to utilize its existing capital base and access to the capital markets to construct and operate additional satellites, make additional investments in Globalstar and Globalstar service provider opportunities and invest in additional satellite communications service opportunities.

     At March 31, 1998, Orion had $326 million of restricted cash and cash equivalents, to be used for the satellites under construction and interest payments, and debt of $890.4 million. Orion's outstanding debt is non-recourse to Loral. Substantially all of Orion's senior notes and senior discount notes remained outstanding following the expiration, on May 21, 1998, of an Orion offer to repurchase the notes, which it made pursuant to the applicable indentures as a result of its recent change of control.

     On November 14, 1997, the Company, through its wholly owned subsidiary Loral SpaceCom Corporation, entered into a $850 million credit facility with a group of banks. The facility consists of a $500 million revolving credit facility, a $275 million term loan and a $75 million letter of credit facility. The facility replaced SS/L's existing credit facility. The facility is secured by the stock of Loral SpaceCom Corporation and SS/L and contains various covenants including an interest coverage ratio, debt to capitalization ratios and restrictions on cash transfers to its parent. At March 31, 1998, there was $554.2 million outstanding under this agreement and other credit facilities.

     On April 24, 1998, Loral announced a series of transactions which, if completed, will have the effect of (1) increasing Loral's fully diluted ownership in Globalstar to 42%, (2) establishing a Globalstar service provider fund of $210 million for reinvestment in the Globalstar project through the purchase of Globalstar gateways and user terminals and (3) the acquisition by entities advised by or affiliated with Soros Fund Management L.L.C. ("Soros") of
8.4 million shares of Globalstar Telecommunications Limited ("GTL") common stock currently held by Loral.

     Loral has agreed to purchase (the "Globalstar Purchase") 4.2 million partnership interests in Globalstar (corresponding to 16.8 million shares of GTL common stock) from its original service provider partners for $100 per partnership interest (corresponding to $25 per share of GTL stock). Partners participating in the transaction will reinvest one-half of their proceeds, or $210 million in the aggregate, into the Globalstar project by establishing an escrow account to be used solely for the purchase of Globalstar gateways and handsets.

     Concurrently, Loral will sell to Soros 8.4 million GTL shares for an aggregate purchase price of $245 million (the "Soros Transaction"). Soros will be acquiring GTL stock in lieu of Globalstar limited partnership interests at a premium of $4.1667 a share over the price paid by Loral in the Globalstar Purchase. The shares to be purchased by Soros will be restricted and may not be sold without registration. GTL, however, has agreed to provide a shelf-registration for these shares to be effective one year after their purchase.

     Upon consummation of the Globalstar Purchase and the Soros Transaction, Loral's direct and indirect fully diluted ownership in Globalstar will increase from approximately 38% to approximately 42%. Soros's indirect ownership in Globalstar through this transaction would equal approximately 4%. The Globalstar Purchase is contingent upon completing the Loral equity offering, the closing of the transaction with the Soros funds and the satisfaction of all requirements under the partnership agreements and applicable laws and regulations.

     In February 1998, Loral and Alcatel Alsthom ("Alcatel") announced that they will jointly build and operate Europe*Star, a multiple geostationary satellite system that will provide broadcast and telecommunications services to Europe, the Middle East, Southeast Asia, India and South Africa. Alcatel will serve as the primary contractor of the Europe*Star turnkey system. SS/L will provide the satellite bus and test and integrate the satellites. Loral's initial investment in this joint venture was $5 million.

     Skynet: Skynet currently has two high-powered satellites operating in orbit. Loral intends to expand Skynet's business to become a worldwide satellite service provider through the construction of additional satellites and has four satellites under construction by SS/L. Loral anticipates that a portion of the funds required for construction of these additional satellites will be provided through additional borrowings or the issuance of additional equity.

     Orion: Orion currently has one satellite in orbit and two satellites under construction. The cost of the two additional satellites under construction is fully funded.

     Globalstar: On February 14, 1998, Globalstar launched its first four satellites and on April 24, 1998 four additional satellites were launched. Globalstar expects to begin commercial service in early 1999 following the launch of 36 additional satellites during 1998. The remaining 12 satellites, including eight in-orbit spares, will be launched in the first half of 1999.

     In April 1998, Globalstar's budgeted expenditures for the design, construction and deployment of the Globalstar System to commence commercial service, including working capital, cash interest on borrowings and operating expenses increased to approximately $2.8 billion, reflecting revised cost estimates from Qualcomm and other increased Globalstar expenditures. In addition to expenditures for operating costs, working capital and debt service, Globalstar anticipates additional expenditures on system software for the improvement of system functionality and the addition of new features beyond those planned for the commencement of commercial service. As of June 1, 1998, Globalstar had raised or received commitments for approximately $2.9 billion.

     In addition, Globalstar has agreed to purchase from SS/L eight additional spare satellites at a cost estimated at $175 million. Further, in order to accelerate the deployment of gateways around the world Globalstar has agreed to finance approximately $80 million of the cost of up to 32 of the initial 38 gateways. In December 1997, Globalstar ordered 40,000 fixed access terminals for $84 million. Globalstar has also agreed to finance approximately $67 million of the cost of portable handsets. Globalstar expects to recoup the amounts financed following the acceptance by the service providers of the gateways, fixed access terminals and portable handsets.

     SS/L is the prime contractor for the design and construction of Globalstar's satellites. In connection therewith, SS/L and its subcontractors have committed $353 million of vendor financing to Globalstar, of which $121 million of such vendor financing is effectively borne by the subcontractors.

     Commitments and Contingencies: In connection with the Merger between Loral Corporation and Lockheed Martin Corporation ("Lockheed Martin"), Lockheed Martin assumed approximately $206 million of the guarantee under the Globalstar credit agreement. The balance of $44 million of the guarantee was assumed by various Globalstar partners, including $11.7 million by SS/L. Loral has agreed to indemnify Lockheed Martin for its liability, if any, in excess of $150 million under its guarantee of the Globalstar credit agreement. Globalstar is currently financed without recourse to Loral other than the indemnification described above.

     In 1997, two in-orbit satellites built by SS/L experienced solar array circuit failures. One of the customers has asserted that, in light of the failures and uncertainty as to further failures, it has not accepted the satellite. Loral believes that the customer was contractually required to accept the satellite at completion of in-orbit testing and that risk of loss has passed to the customer. In addition, another customer has requested that SS/L structure an arrangement whereby a satellite under construction would be sold to another customer. Management believes that these matters will not have a material adverse effect on the financial condition or results of operations of Loral.

     Cash Used and Provided -- Three Months Ended March 31, 1998 and 1997. Cash used in operating activities for the three months ended March 31, 1998 was $98 million, primarily due to changes in satellite related assets and liabilities of $112.1 million due to the progress on commercial satellite contracts and increases in component inventory, including; an increase in contracts in process and inventories of $109.4 million offset by a related increase in accounts payable and accrued expenses of $59.9 million, and a decrease in customer advances of $8.5 million and additional launch vehicle deposits of $54.1 million. This was offset by funds generated by earnings before depreciation and amortization, taxes, minority interest and equity in net loss of affiliates of $25.4 million. Cash used in operating activities for 1997, was $52.5 million, primarily due to a decrease in customer advances of $75.4 million, offset by funds generated from earnings before depreciation and amortization, taxes and equity in net loss of affiliates of $29.1 million.

     Cash used in investing activities for 1998 was $13.7 million primarily as a result of $62.1 million of capital expenditures and $5.4 million of investments in affiliates offset by $53.8 million of cash acquired in connection with the Orion acquisition. Cash used in investing activities for 1997 was $628.8 million primarily due to the purchase of Skynet and the SS/L equity interests, the purchase of equity interests in Globalstar and capital expenditures of $46.2 million primarily for facility expansion and renovation at SS/L.

     Net cash provided by financing activities for 1998 and 1997 was $110.7 million and $106.1 million respectively, primarily as a result of borrowings under credit facilities.

     Cash Used and Provided -- Year Ended December 31, 1997 and Nine Months Ended December 31, 1996. Cash used in operating activities for the year ended December 31, 1997 was $230.2 million, primarily due to an increase in satellite contracts in process and inventories of $152.8 million, a decrease in customer advances of $57.8 million due to the progress on commercial satellite contracts and an increase in deposits of $107.7 million, offset by funds generated by earnings before depreciation and amortization, taxes, gain on sale of K&F stock, minority interest and equity in net loss of affiliates of $110.2 million. Cash used in operating activities for the nine months ended December 31, 1996, was $3.0 million, primarily due to increases in other current assets, offset by funds generated from earnings before depreciation, taxes and equity in net loss of affiliates of $17.5 million.

     Cash used in investing activities for the year ended December 31, 1997 was $1.0 billion primarily due to the purchase of Skynet and the SS/L equity interests (see Note 3 to Loral's 1997 consolidated financial statements, included in Loral's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated herein by reference); the purchase of equity interests in Globalstar and SatMex (see Note 6 to Loral's 1997 consolidated financial statements, included in Loral's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated herein by reference); capital expenditures of $255.3 million primarily for the construction of the Telstar satellites by SS/L for Skynet and facility expansion and renovation at SS/L; and other assets of $63.5 million, offset by the proceeds from the sale of K&F stock. Cash used in investing activities for the nine months ended December 31, 1996 was $2.0 million due primarily to the purchase of $2.5 million principal amount of GTL Convertible Preferreds in April 1996 and the purchase of SS/L equity interests, offset by the sale of certain fixed assets.

     Net cash provided by financing activities for the year ended December 31, 1997 and December 31, 1996 was $298.8 million and $1.2 billion, respectively, primarily as a result of borrowings under credit facilities in 1997 and the net proceeds from the Distribution and the net proceeds from the issuance of the CPEOs in 1996.

YEAR 2000 ISSUE

     The Company is evaluating the potential effect on its information processing systems to determine what actions will be necessary or appropriate in connection with the "Year 2000 Issue." The Year 2000 Issue is the result of computer programs which were written using two digits rather than four to signify a year (i.e., the year 1997 is denoted "97" and not "1997"). Computer programs written using only two digits may recognize the year 2000 as the year 1900. This could result in a system failure or miscalculations causing disruption of operations. It is not known at this time what modifications, if any, will be required. All costs associated with any modification will be expensed as incurred. In addition, the Company has requested, and will continue to seek information from third-party entities on which it relies, certifying that their computer systems will not negatively affect Loral's operations. No assurance can be given that there will not be some unforeseen issue, in particular, in connection with third parties' systems, that may materially affect Loral's operations.

ACCOUNTING PRONOUNCEMENTS

     Effective January 1, 1998, Loral adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130"). During the periods presented, Loral had no changes in equity from transactions or other events and circumstances from non-owner sources. Accordingly, a statement of comprehensive income has not been provided as comprehensive loss applicable to common shareholders equals net loss applicable to common shareholders for all periods presented.

     In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), and in February 1998, issued Statement No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits" ("SFAS 132"). SFAS 131 establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. SFAS 132 expands and standardizes the disclosure requirements for pensions and other postretirement benefits. The Company is required to adopt SFAS 131 and SFAS 132 in 1998, and the Company's consolidated financial statements will reflect the appropriate disclosures.

                                    BUSINESS

     Loral is one of the world's leading satellite communications companies, with substantial interests in the design, manufacture and operation of geosynchronous and low-earth-orbit satellite systems. Since its formation in 1996, Loral has assembled the building blocks essential to the creation of a seamless, global networking capability for the information age.

     Loral's principal businesses are: (i) providing GEO satellite services through the activities of Skynet, Orion, SatMex and the proposed Europe*Star joint venture, (ii) providing worldwide wireless telephony and data communications through the Globalstar(TM) System, which is expected to commence operations in early 1999, (iii) designing and manufacturing satellites and space systems for a broad variety of customers through SS/L, and (iv) delivering worldwide high-speed broadband data communications through CyberStar, which plans to offer business and home users worldwide a variety of low-cost, interactive multimedia communications services via high-speed digital signals, which is expected to commence operations in the second half of 1998. Loral is pursuing additional satellite-based communications service opportunities throughout the world. For example, in August 1997, SS/L established a joint venture with Mabuhay Philippines Satellite Corporation to provide satellite-based services to the Philippines. Loral also owns approximately 12% of CD Radio, Inc., a company that plans to provide digital audio radio service to automobiles by satellite.

     Loral's strategy is to capitalize on its innovative capabilities, market position and advanced technologies to offer value-added satellite-based services as part of the evolving worldwide communications networks and, where appropriate, to form strategic alliances with major telecommunications service providers and equipment manufacturers to enhance and expand its satellite communications service opportunities. Loral believes that demand for satellite-based communications services will continue to grow beyond the limits of the terrestrial infrastructure due to accelerating demand for high speed data services, growing demand for Internet and intranet services, especially outside the United States, increased size and scope of television programming distribution, worldwide deregulation of telecommunications markets and continuing technological advancement.

THE LORAL GLOBAL ALLIANCE

     Following its acquisition of the Skynet business from AT&T in March 1997, Loral has rapidly established itself through a series of subsequent acquisitions and joint venture transactions as one of the world's leading providers of GEO satellite-based services. GEO satellites, which orbit the Earth at fixed positions high above the Equator, are able to provide reliable, high bandwidth services anywhere in their coverage areas and therefore serve as the backbone for many forms of telecommunications. In the United States and other developed countries, customers lease GEO transponder capacity primarily for distribution of network and cable television programming and to collect live video feeds from breaking news and sporting events, while in the developing world a substantial portion of GEO capacity is dedicated to long-distance telephone service as well as television services. GEO satellites are increasingly used throughout the world for international Internet communications, high-speed data services for businesses through VSAT networks, and for distance learning and educational television.

     Through its acquisitions of Skynet and Orion, its 49% economic interest in SatMex, the joint venture that recently acquired the dominant provider of Mexican FSS, and its proposed Europe*Star joint venture with a subsidiary of Alcatel, Loral can offer its customers an integrated portfolio of satellite capacity that provides "one stop shopping" for local, regional and global GEO satellite services. The Loral Global Alliance currently has seven satellites in service providing a total of 138 C-band and 156 Ku-band 36 MHz transponder-equivalents. The Loral Global Alliance expects to launch in the next 18 months five additional satellites, which, together with its existing satellites, will provide a total of 226 C-band and 357 Ku-band 36MHz transponder-equivalents, and will have a footprint covering almost all of the world's population. Customers include the ABC and Fox television networks in the United States, Telmex, Bancomer, Pemex and Cemex in Mexico and Viacom, Siemens, Asea Brown Boveri and Telecom Denmark in Europe.

  Skynet

     Skynet's core business is support for U.S. television network programming, and it counts the ABC and Fox television networks as major customers. As a result, all ABC and Fox local affiliates stations have large antennas permanently pointed at Skynet's satellites, creating a configuration known as a "neighborhood" that is attractive to other users requiring similar distribution channels. Other Skynet customers include third party resellers, such as sports syndicators, who contract with major television programmers, and distance learning providers.

     Skynet currently has two high-powered GEO satellites in orbit. Telstar 4, which was placed in service in November 1995, is equipped with 24 C-band and 24 Ku-band transponders and provides coverage over the continental United States, Hawaii, Alaska, Puerto Rico and the U.S. Virgin Islands. The 52-transponder Telstar 5, built by SS/L, was successfully launched in May 1997 and placed into service on July 1, 1997. Telstar 5 provides coverage over the continental United States, Puerto Rico, the Caribbean and into Canada and Latin America.

     Skynet plans to construct, launch and operate four additional high-powered C- and Ku-band satellites. The addition of these satellites will substantially increase Skynet's capacity within the United States and will further extend its coverage area of Canada and Mexico, subject to obtaining rights from regulatory authorities in those countries.

  SatMex

     In December 1997, a joint venture in which Loral holds a 65% economic interest, completed the acquisition from the Mexican government of a 75% interest in SatMex. SatMex, which owns and operates three GEO communications satellites, is the dominant satellite communications company currently providing FSS in Mexico and intends to expand its services to become a leading provider of satellite services throughout Latin America. SatMex provides satellite transmission capacity to broadcasting customers for network and cable television programming, direct-to-home television service and on-site transmission of live news reports, sporting events and other video feeds. SatMex also provides satellite transmission capacity to telecommunications service providers for public telephone networks in Mexico and elsewhere and corporate customers for their private business networks with data, voice and corporate video applications. SatMex has landing rights to provide broadcasting and telecommunications transmission capacity in 15 nations in the region, including the United States. SatMex's broadcasting customers include Televisa, MVS Mutivision and Television Azteca, and its telecommunications services customers include Telmex, Bancomer, Pemex, Cemex and the Mexican subsidiaries of Ford and Chrysler.

     SatMex believes that it has one of the largest aggregate satellite capacities dedicated primarily to the Latin American region, with 132 36MHz transponder-equivalents currently in operation. SatMex's three satellites (Solidaridad 1, Solidaridad 2 and Morelos II) are in geostationary orbit at 109.2(o) WL, 113.0(o) WL and 116.8(o) WL, respectively, with aggregate footprints covering Mexico, the southern and eastern United States, Central America, the Caribbean and most of South America. SatMex holds 20-year concession titles to operate in these three orbital locations at C- and Ku-band frequencies expiring October 22, 2017. The concession titles are renewable thereafter, subject to certain conditions, for an additional 20-year term without additional payment. In addition, SatMex operates two satellite control centers.

     SatMex has contracts for the construction and launch of SatMex 5, the replacement for Morelos II, which is scheduled to launch in the fourth quarter of 1998. SatMex 5 has been designed to increase SatMex's total capacity to 144 36MHz transponder-equivalents, with a substantial increase in power and an extension of SatMex's footprint to include substantially all of the continental United States and the Caribbean, as well as all of Latin America, other than certain remote regions of Brazil.

  Orion

     On March 20, 1998, Loral acquired Orion, a rapidly growing provider of satellite-based communications services focused primarily on three businesses -- private communications network services, Internet services and video distribution and other satellite transmission services. Orion currently owns and operates one GEO satellite and is constructing two additional GEO satellites to be launched in the fourth quarter of 1998 and the second quarter of 1999. Orion provides multinational corporations with private communications networks designed to carry high-speed data, fax, video teleconferencing, voice and other specialized services. The Orion network delivers high-speed data to customers in emerging markets and remote locations which lack the necessary infrastructure to support these services. Orion also offers high speed Internet access and transmission services to companies outside the United States seeking to avoid "last mile" terrestrial connections and to bypass congested regional Internet network routes. In addition, Orion provides satellite capacity for video distribution, satellite news gathering and other satellite services primarily to broadcasters, news organizations and telecommunications service providers. Orion provides its services directly to customer premises using VSATs.

     Orion commenced operations of Orion 1, a high power Ku-band satellite with 34 Ku-band transponders, in January 1995, providing coverage of 34 European countries, much of the United States and parts of Canada, Mexico and North Africa. Orion 2, which will be a high power satellite with 38 Ku-band transponders, will expand Orion's European coverage and extend coverage to portions of the Commonwealth of Independent States, Latin America and the Middle East. Orion 2 is scheduled to be launched in 1999. Orion 3, which will be a high power satellite with 33 Ku-band transponders and 10 C-Band transponders, will cover broad areas of the Asia Pacific region, including China, Japan, Korea, India, Southeast Asia, Australia, New Zealand, Eastern Russia and Hawaii, is scheduled to be launched in the fourth quarter of 1998.

  Europe*Star

     In February 1998, Loral announced a strategic partnership with a subsidiary of Alcatel to jointly build and operate Europe*Star, a multiple geostationary satellite system to be marketed as part of the Loral Global Alliance. Europe*Star is expected to provide broadcast and telecommunications services to Europe, Southeast Asia, the Middle East, South Africa and India.

GLOBALSTAR

     Globalstar has begun to launch and is preparing to operate a worldwide, LEO satellite-based digital telecommunications system. The Globalstar System has launched eight of the 56 satellites (including eight in-orbit spares) that will complete its full constellation and is scheduled to commence service in early 1999. Loral is the managing general partner of Globalstar, and has announced plans to increase its fully diluted ownership therein from approximately 38% to 42%. See "Recent Developments -- The Globalstar Offer."

     The Globalstar System has been designed to address the substantial and growing demand for telecommunications services worldwide, particularly in developing countries. More than three billion people today live without residential telephone service, many of them in rural areas where the cost of installing wireline service is prohibitively high. Moreover, even where telephone infrastructure is available in developing countries, outdated equipment often leads to unreliable local service and limited international access.

     The Globalstar System's worldwide coverage is designed to enable its service providers to extend modern telecommunications services to millions of people who currently lack basic telephone service and to enhance wireless telecommunications in areas underserved or not served by existing or future cellular systems, providing a telecommunications solution in parts of the world where the build-out of terrestrial systems cannot be economically justified. The Globalstar System has been designed to provide services at prices comparable to today's cellular service and substantially lower than the prices announced by Globalstar's anticipated principal competitors. Globalstar service providers will set their own retail pricing in their assigned service territories and will pay Globalstar approximately $0.35 to $0.55 per minute on a wholesale basis. Globalstar's local service providers have already obtained some or all of the national regulatory approvals they will need to obtain in 28 nations, including China, the United States, Russia, Indonesia, Saudi Arabia and Ukraine.

     As of June 1, 1998, each of the elements of the Globalstar System -- space and ground segments, digital communications technology, user terminal supply, service provider arrangements and licensing -- is on schedule to permit Globalstar to commence commercial operations in early 1999 with a total of 44 satellites in orbit. The remaining 12 satellites, including eight in-orbit spares, will be launched in early 1999.

     Space Segment. Globalstar launched its first four satellites on February 14, 1998 and its second group of four satellites on April 24, 1998. The first four Globalstar satellites have reached their final orbital positions and are currently being used to test basic system functionality. The second four Globalstar satellites will soon reach their final orbital positions, where they will be used to test, among other things, the system's inter-satellite hand-off capabilities. Globalstar has an additional 18 completed satellites on hand, 12 of which are to be launched on a Ukrainian Zenit launch vehicle. Production is proceeding for the remaining satellites to meet scheduled launch dates. Mission operations preparations, launch vehicle production and dispenser development are on schedule, and all U.S. export licenses necessary for foreign launches have been obtained. The most recent Zenit launch (which did not involve any Globalstar satellites) ended in failure. The next scheduled Zenit launch (of a Russian military spacecraft), originally scheduled for May 1998, has been rescheduled to July 1998, when another Zenit launch of a Russian payload is also scheduled. Globalstar's initial launch on this vehicle has consequently been rescheduled for August 1998, following the two scheduled Russian launches but Globalstar does not believe that this rescheduling will delay the Globalstar in-service date. A Zenit launch failure could substantially delay Globalstar's launch program. A launch incident that destroys or substantially damages the Zenit launch pad (which is the only pad from which this rocket can be launched) would result in further delays in Zenit availability. In the event of any Zenit failure, Globalstar would be entitled to a free launch on Zenit, but if it elected to forego this right and launch on another rocket, it would incur substantial additional expense. See "Risk Factors -- Launch Risks and Vehicle Access."

     Ground Segment. In preparation for its first launch, Globalstar completed both its primary satellite operation control center ("SOCC") and a functionally-identical back-up facility, which performed well in support of the first two Globalstar launches. The SOCCs are fully-operational and have demonstrated their command and control capabilities with respect to the on-orbit Globalstar satellites, which they are currently monitoring and controlling. Qualcomm has completed its design of the Globalstar gateway hardware, has established the system's test-bed gateway in San Diego, and has shipped four additional gateways to Texas, France, Australia and South Korea which helped monitor the launch and orbital placement of Globalstar's satellites. Thirty-four additional gateways were initially ordered by Globalstar and are currently in production. Globalstar has resold all of these gateways under contracts with strategic partners and other service providers, including Hyundai. Globalstar anticipates that these production gateways will be shipped and installed on schedule to commence commercial operations in early 1999 with a test version of their operating software that will be upgraded prior to the commencement of commercial operations to a more advanced version currently under development by Qualcomm.

     User Terminal Supply. Ericsson, Qualcomm, and Telital are in the process of manufacturing approximately 300,000 handheld and fixed user terminals under contracts totalling $353 million from Globalstar and its service providers. The first generation of Globalstar Phones will weigh about 0.8 pounds and will be available in attractive designs with dimensions (excluding antenna) of approximately 7.2" x 2.5" x 1.8". Globalstar users will be able to access terrestrial wireless systems where available through dual and tri-mode portable and mobile user terminals. Qualcomm will offer a tri-mode handset that can access Globalstar, AMPS (the U.S. analog cellular standard) and digital cellular systems using CDMA technology. Ericsson's and Telital's Globalstar/GSM dual mode phones will feature the GSM interface familiar to wireless customers in Europe and many other areas of the world.

     Service Providers. Globalstar and its partners have been seeking alliances with service providers throughout the world and have entered into a number of agreements in specific territories. Globalstar believes that these relationships with in-country service providers will facilitate the granting of local regulatory approvals -- particularly where the service provider and the licensing authority are one and the same -- as well as provide local marketing and technical expertise. Hyundai has recently informed Globalstar of its intention to withdraw as a service provider in light of the financial crisis in Asia. Globalstar is currently working with Hyundai, other strategic partners and prospective in-country service providers to transition the Hyundai territories, which include India, Finland and New Zealand. Globalstar's local service providers have already obtained some or all of the national regulatory approvals they will need to obtain in 28 nations, including China, the United States, Canada, Russia, Brazil, Indonesia, Saudi Arabia and Ukrainc.

     Licensing. In January 1995, the FCC granted authority for the construction, launch and operation of the Globalstar System and assigned spectrum for its user links. Later that year, the World Radio Conference 1995 allocated feeder link spectrum on an international basis for MSS systems such as Globalstar, and in November 1996 the FCC authorized Globalstar's feeder links. In September 1997, Globalstar applied to the FCC for authorization to launch and operate satellite systems at 2 GHz and 40 GHz. If these applications are granted (as to which there can be no assurance), Globalstar would be in a position to expand its capacity.

SPACE SYSTEMS/LORAL

     SS/L is a worldwide leader in the design, manufacture and integration of satellites used in space-based applications. SS/L draws on its 40-year history, during which satellites manufactured by SS/L have achieved more than 630 years of cumulative on-orbit experience. SS/L also provides Loral with visibility into emerging and new satellite-based technologies and applications, the latest of which is CyberStar, a satellite-based service supporting high speed broadband data communications. SS/L satellites support telecommunications, weather forecasting and direct broadcast applications. SS/L is the leading supplier of satellites to Intelsat, an international consortium of 135 member nations which is currently the world's largest operator of commercial communications satellites. Other significant SS/L customers include News Corp., TCI, PanAmSat, Chinasat, Globalstar, Skynet and CD Radio.

     As one of the premier providers of satellites and other space systems, SS/L competes principally on the basis of technical excellence, a long record of reliable performance, competitive pricing and on-orbit delivery packages. The Company believes that SS/L's advanced manufacturing and testing facilities and long-term customer relationships have enabled SS/L to compete effectively in the commercial space systems marketplace.

     SS/L has a history of technical innovation that includes the first three-axis stabilized satellites, bipropellant propulsion systems for commercial satellites that permit significant increases in the satellites' payload and extend the satellites' on-orbit lifetime, rechargeable nickel-hydrogen batteries with a life span of 10 years or more, the use of advanced composites to significantly enhance satellite performance at lighter weights and the first communications satellite with more than ten kilowatts of power. SS/L also created the first multi-mission geostationary satellite and was the first U.S. company to exchange space technology with Russia's space industry, obtaining exclusive rights outside the former Eastern bloc to an electric propulsion subsystem that is five times as efficient as bipropellant propulsion systems. Since 1990, SS/L has shortened delivery schedules significantly, increased spacecraft reliability and increased spacecraft power.

     SS/L's capabilities in spacecraft bus technologies are extensive, including its efforts in composite structural design, which, with certain exceptions, allows structural components to be manufactured of lightweight/high-strength composite materials. SS/L was also the first to employ heat pipes in its bus to control heat transfer in commercial satellites, thereby providing a more benign temperature environment and increased reliability. Nickel hydrogen batteries, when combined with SS/L's patented thermal management system, provide one of the most efficient space batteries ever produced. A new technology currently being developed by SS/L could result in the doubling of such efficiency within the next three years. A new telemetry and command system employing serial interfaces was introduced in 1997.

     Active research and development projects are underway for both communications and payload equipment and supporting bus elements. Highlights of the payload program include the development of active microwave components, which are among the lightest and most compact in the industry, and high power handling state-of-the-art multiplexers and antennas that can be customized for various customer requirements within a year of satellite delivery. Investments in state-of-the-art computer-aided design and modeling tools have enabled SS/L to eliminate expensive and time-consuming prototyping of most equipment, thereby further reducing production time. SS/L's internally-funded research and development expenditures were approximately $16.3 million and $11.2 million, respectively, for the nine months ended December 31, 1996 and the fiscal year ended March 31, 1996.

     In March and June 1997, Loral acquired the remaining 49% of the common stock of SS/L held by the Alliance Partners for $374 million paid in cash and Loral securities. SS/L and three of the Alliance Partners have agreed generally to operate as a team on satellite programs worldwide, to coordinate research and development activities and to share technological resources. SS/L believes that this strategic alliance has enhanced its technological and manufacturing capabilities and marketing resources and affords it access to international government and commercial customers more effectively than its U.S.-based competitors. For example, through the alliance, SS/L has been able to supply satellite payloads in support of Aerospatiale's prime contract under the Eutelsat, Thaicom and Sirius programs.

CYBERSTAR

     Loral is the managing general partner and principal equity owner of CyberStar, a worldwide high-speed broadband data communications system that is expected to commence commercial operations in the second half of 1998. CyberStar will leverage satellites, terrestrial networks and a sophisticated network operations center to deliver information securely and reliably at speeds of up to 27 Mbps to multiple locations simultaneously, using an Internet protocol multicasting technique. CyberStar plans to offer business and home users worldwide a variety of low-cost, interactive multimedia communications services via high speed digital signals. Initially, CyberStar intends to offer service in the United States using leased Ku-band transponder capacity on Skynet's Telstar 5 satellite, and plans in the future to migrate its service to a worldwide system of three GEO satellites. CyberStar's satellite-based services will include high speed Internet access, data broadcasting, broadband interconnection, intranet multicasting, real-time streaming and other data services. CyberStar service will be delivered to consumers, businesses and private networks worldwide through a network of local and regional service providers.

AUTHORIZED ORBITAL LOCATIONS

     The following table presents a brief description of the orbital locations that the Company and its affiliates are authorized to use. All satellite systems are subject to international frequency coordination requirements and must obtain appropriate authority to provide service in a given territory.

                            FIXED SATELLITE SERVICES

                          SATELLITE     LOCATION          FREQUENCY                    COVERAGE               IN SERVICE
                       ---------------  ---------   ---------------------  ---------------------------------  ----------
Skynet                 Telstar 303(1)   120(o) W.L. C-band                 North America                          F
                       Telstar 4        89(o) W.L.  C-band, Ku-band        North America                          F
                       Telstar 5(2)     97(o) W.L.  C-band, Ku-band        North America                          F
                       Telstar 6        93(o) W.L.  C-band, Ku-band        North America
                       Telstar 7        129(o) W.L. C-band, Ku-band        North America, including Alaska
                       Telstar 8        77(o) W.L.  C-band, Ku-band        North America
                       Telstar 9        69(o) W.L.  C-band, Ku-band        North America
Orion                  Orion 1          37.5(o) W.L. Ku-band               Europe, SE Canada, U.S. East of        F
                                                                           the Rockies and parts of Mexico
                       Orion 2(3)       12(o) W.L.  Ku-band                Eastern U.S., SE Canada, Europe,
                                                                           CIS, Middle East, North Africa
                                                                           and Latin America, S. Africa
                       Orion 3          139(o) E.L. C-band, Ku-band        China, Japan, Korea, India,
                                                                           Hawaii, Southeast Asia,
                                                                           Australia, New Zealand, Eastern
                                                                           Russia and Oceana
                       Orion A          47(o) W.L.  Ku/Ka-band             Americas, Europe and Africa
                       Orion B(3)       135(o) W.L. Ku-band                North America, Hawaii, Puerto
                                                                           Rico, U.S. Virgin Islands
                       Orion C          144(o) E.L. C-band and Ku-band     China, Japan, Korea, India,
                                                                           Hawaii, Southeast Asia,
                                                                           Australia, New Zealand, Eastern
                                                                           Russia and Oceana
SatMex                 Solidaridad 1    109.2(o) W.L. C-band, Ku-band      Mexico and portions of Latin           F
                                                                           America
                       Solidaridad 2    113.0(o) W.L. C-band, Ku-band      Mexico and portions of Latin           F
                                                                           America
                       Morelos II       116.8(o) W.L. C-band, Ku-band      Mexico                                 F
                       SatMex 5(4)      116.8(o) W.L. C-band, Ku-band      Americas

                           MOBILE SATELLITE SERVICES

                         SATELLITE         LOCATION              FREQUENCY                 COVERAGE           IN SERVICE
                       -------------  ------------------   ---------------------  --------------------------  ----------
Globalstar             Globalstar     56 satellites, LEO   1610 - 1621.35MHz,               Global              (Eight
                                                           2483.5 - 2500 - MHz,                               satellites
                                                           feeder links in                                    launched)
                                                           C-band

                                 BROADBAND DATA

                         SATELLITE    LOCATION    FREQUENCY/TRANSPONDERS              COVERAGE               IN SERVICE
                       -------------  ---------   ----------------------  ---------------------------------  ----------
CyberStar              CyberStar      115(o) W.L. Ka-band (spot beams)              North America
                       CyberStar      93(o) W.L.  Ka-band (spot beams)       North and South America(5)
                       CyberStar      105.5(o) E.L. Ka-band (spot beams)            Asia-Pacific
Orion                  Orion Ka       89(o) W.L.  Ka-band                             Americas
                       Orion Ka       81(o) W.L.  Ka-band                             Americas
                       Orion Ka       78(o) E.L.  Ka-band                   Russia, India, China, Europe,
                                                                            Africa, CIS, Australia, Asia
                       Orion Ka       126.5(o) E.L. Ka-band                Asia, Russia, Australia, Oceana

                                 DIRECT-TO-HOME

                         SATELLITE         LOCATION              FREQUENCY                 COVERAGE           IN SERVICE
                       -------------  ------------------   ---------------------  --------------------------  ----------
R/L DBS                R/L DBS        61.5(o) W.L.         11-Odd numbered                Eastern US
                                                           DBS channels 1-21
                       R/L DBS        166(o) W.L.          11-Odd numbered                Western US
                                                           DBS channels 1-21

---------------
(1) Currently operating in inclined orbit beyond its designed life. Subject to FCC approval, can be expected to continue to generate modest revenues for approximately one year.

(2) This satellite is licensed pursuant to a grant of special temporary authority that expires May 18, 1998. Prior to that date, Loral anticipates that the FCC will grant a permanent authorization or extend the temporary authority.

(3) These satellites are conditionally licensed by the FCC, subject to an appropriate showing of Loral's financial capability to construct, launch and operate the satellites.

(4) SatMex 5 is under construction and is scheduled for launch in the fourth quarter of 1998 to replace Morelos II.

(5) The FCC license does not describe a particular coverage area.

     In addition to the orbital slots listed in the table above, Loral has applications pending at 77(o)W.L. for use of the Extended C/Ku-band frequencies, at 81(o)W.L. for use of Ku/Extended Ku-band frequencies and at 135(o)W.L., 115(o)W.L., 95(o)W.L. and 58(o)W.L. for use of the V-band frequency. Loral also has International Telecommunication Union filings at 3.5(o)E.L., 11(o)E.L., 30(o)E.L., 80(o)E.L., 105.5(o)E.L. and 135(o)E.L. for use of the V-band frequency.

     Orion has applications pending at 126(o)E.L. for use of the Ku/Extended Ku/C and Extended C-band frequencies and at 139(o)E.L., 15(o)W.L. and 67(o)W.L. for use of the Ka-band frequency. Globalstar also has applications pending for an 80 satellite LEO system using the V-band frequency and for a second generation Globalstar system comprised of 64 LEO satellites and four GEO satellites (at 80(o)W.L., 10(o)E.L., 100(o)E.L. and 170(o)E.L.) using the 2 GHz frequency.

EXPORT CONTROL MATTERS

     Various agencies and departments of the U.S. government regulate Loral's ability to pursue business outside the United States. Exports of space-related products, services and technical information require U.S. government licenses. There can be no assurance that Loral or SS/L will be able to obtain necessary licenses or approvals, and the inability to do so, or the failure to comply with the terms thereof when granted, could have a material adverse effect on their respective businesses.

     On February 15, 1996, a Chinese Long March rocket carrying an Intelsat satellite built by SS/L crashed seconds after launch. Thereafter, at the request of insurance companies concerned about underwriting future Long March launches, the manufacturer of the Long March, China Great Wall Industries Corporation ("CGWIC"), asked SS/L employees and personnel from other interested companies to serve on a committee formed to consider whether studies of the crash made by the Chinese had correctly identified the cause of the failure. In meetings with CGWIC, the committee reviewed CGWIG's launch failure analysis, which consisted of a preliminary explanation for the crash (a failed solder joint) and CGWIC's plan for further studies it planned to make.

     In May 1996, an SS/L employee transmitted a copy of the committee's preliminary report to the members of the committee and, contrary to the intentions of SS/L's management, to CGWIC before consulting with the U.S. State Department. Upon becoming apprised of the facts, SS/L immediately informed the State Department, and thereafter submitted a detailed voluntary written disclosure to the State Department that included copies of the written materials provided to CGWIC and descriptions of the committee's meetings with the Chinese and of the events surrounding disclosure of the preliminary report. For the next 18 months, the Company had no notice of any adverse action being taken or contemplated in connection with the matter.

     A grand jury convened by the U.S. Attorney for the District of Columbia is investigating whether an unlawful transfer of technology occurred in connection with the committee's work. The Company and several of its employees have received subpoenas from that grand jury. SS/L is not in a position to predict the outcome of this investigation. If SS/L were to be indicted and convicted of a criminal violation of the Arms Export Control Act, it would be subject to a fine of $1 million for each violation, and could be debarred from certain export privileges and, possibly, from participation in government contracts. Since many of SS/L's satellites are built for foreign customers and/or launched on foreign rockets, such a debarment would have a material adverse effect on SS/L's business, which is important to the Company. Indictment for such violations would subject SS/L to discretionary debarment from further export licenses. Whether or not SS/L is indicted or convicted, SS/L will remain subject to the State Department's general statutory authority to prohibit exports of satellites and related services if it finds a violation of the Arms Export Control Act that puts the exporter's reliability in question, and it can suspend export privileges whenever it determines that grounds for debarment exist and that such suspension "is reasonably necessary to protect world peace or the security or foreign policy of the United States."

     As far as SS/L can determine, no sensitive information or technology was conveyed to the Chinese, and no secret or classified information was discussed with, or reported to, them. SS/L believes that its employees acted openly and in good faith and that none engaged in intentional misconduct. Accordingly, the Company does not believe that SS/L has committed a criminal violation of the export control laws. The Company does not expect the grand jury investigation or its outcome to result in a material adverse effect upon its business. However, especially in view of the early stage of the proceedings, there can be no assurance as to those conclusions.

     In May of 1997, SS/L applied for an export license for the launch of another SS/L satellite in China, which was granted following the required Presidential waiver in February 1998. The Company believes that the authorizations were properly granted, and does not believe that it or any of its officers acted improperly in obtaining them. The policy of the Bush administration, which has been continued under President Clinton, has been to grant such waivers routinely as being in the national interest; indeed, the Company is unaware of any requested waiver for a Chinese satellite launch ever having been denied. According to press reports, President Bush signed three waivers covering nine Long March launches, and President Clinton has signed eight waivers covering 11 Long March launches. This policy has, until recently, also enjoyed bipartisan Congressional support.

     On May 21, 1998, the House of Representatives passed a bill which, if passed by the Senate and enacted into law, would prohibit exports of satellites of U.S. origin to the People's Republic of China, whether or not an export license had theretofore been obtained. The United States Senate has not acted on this bill. If enacted into law, these provisions would prohibit further launches of U.S.-made satellites, including those manufactured by SS/L, on the Long March rocket. SS/L is under contract to build one satellite which is to be launched on a Long March rocket, for which SS/L currently holds an export license. As of May 31, 1998, SS/L has expended $63.6 million on the satellite, of which $48.9 million has been used to acquire parts that could be applied to other satellite programs if this program is canceled. In addition, SS/L has expended $48.7 million in connection with the launcher. If the House bill or similar legislation is enacted, or if SS/L's export license is revoked administratively, the satellite's buyers may be entitled to terminate this contract for cause, and require SS/L to refund approximately $119 million as of May 31, 1998. In such an event, SS/L would attempt to resell the satellite and launcher to other parties and/or use some or all of the parts on other programs. Such resales or reuse would likely result in a loss to SS/L, which could be substantial, and the amount of which would be affected by a number of factors beyond the control of the Company, including the date on which the program is terminated and how long any embargo on Chinese launchers would last, as well as market conditions for satellites and launchers. Loss of Long March availability would disable all U.S. satellite manufacturers, including SS/L, from competing for satellite contract awards from customers who, for political or economic reasons, desire such launches and would benefit foreign satellite manufacturers at the expense of the Company and other domestic manufacturers.

     Several Congressional committees have held hearings or announced plans to hold hearings on U.S. satellite export policy toward China, alleged influence of campaign contributions (including contributions made by Loral's Chairman and CEO) on the Clinton Administration's export policy toward China and related matters. The Company cannot predict what, if any, legislative initiatives will result from these hearings, although they could result in passage of the House bill described above or other legislation that could adversely affect the Company's business.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital of Loral consists of (i) 750 million common shares, par value $.01 per share (the "Common Stock"), (ii) 150 million shares of Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), (iii) 750,000 shares of Series B Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), to be issued upon exercise, if any, of the rights (the "Rights") issued pursuant to the Company's Rights Plan and attached to each certificate representing outstanding shares of Common Stock, and (iv) 20,000,000 shares of 6% Series C Convertible Redeemable Preferred Stock, par value $.01 per share (the "Series C Preferred Stock").

COMMON STOCK

     The holders of Common Stock are entitled to voting rights. Under Bermuda law, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting (or by such majority as The Companies Act 1981 of Bermuda or the bye-laws of the company prescribe). Loral's Bye-Laws provide that, with certain exceptions, any questions proposed for the consideration of the shareholders will be decided by a simple majority of votes cast by shareholders entitled to vote at the meeting, with each shareholder present, or person holding proxies for any shareholder, entitled to one vote for each share held.

     The holders of Common Stock are entitled to receive ratably the dividends, if any, that may be declared from time to time by the Board of Directors out of funds legally available for such dividends. The holders of Common Stock are entitled, under certain circumstances, to share ratably with holders of the Series A Preferred Stock in all assets remaining after payment of liabilities and after provision has been made for the payment of the $.01 liquidation preference on the Series A Preferred Stock and the liquidation preference on any other series of preferred stock of Loral. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All the outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Series A Preferred Stock. The Series A Preferred Stock votes together with the Common Stock as a single class on all matters submitted to shareholders, except that it may not vote with respect to the election of directors of Loral. The Series A Preferred Stock is entitled to a liquidation preference of $.01 per share and otherwise participates pro rata with the Common Stock in dividends and distributions, subject under certain circumstances to priority rights over the Common Stock and pro rata distribution rights with the most senior preferred stock of Loral then outstanding in a liquidating distribution. The Series A Preferred Stock is subject to certain antidilution adjustments, including adjustments for stock splits and reclassifications. The Series A Preferred Stock will be convertible into Common Stock at the option of the holder upon receipt of certain antitrust clearance or upon a sale to a third party unaffiliated with Lockheed Martin.

     Series B Preferred Stock. The Series B Preferred Stock will, if issued, be junior to any other series of Preferred Stock which may be authorized by Loral's shareholders. Holders of the Rights will be entitled, subject to the occurrence of certain events, to purchase from Loral, one one-thousandth of a share of Series B Preferred Stock at a purchase price of $75, but before such purchase will have no voting, conversion, redemption or preemptive rights, nor will they have any right to receive dividends.

     6% Series C Preferred Stock. The Series C Preferred Stock, with respect to dividend rights and rights upon liquidation, winding up and dissolution, ranks pari passu with Loral's Series A Preferred Stock and senior to or pari passu with all other existing and future series of preferred stock of Loral and senior to the Common Stock. The Series C Preferred Stock accrues dividends at the rate of 6% per annum, is entitled to a liquidation preference of $50 per share, is subject to mandatory redemption on November 1, 2006 and is convertible into shares of Common Stock at a conversion price of $20.00 per share, subject to adjustments under certain circumstances. Except for certain amendments to the Series C Schedule of the Bye-Laws under which the Series C Preferred Stock was issued and except as required by law, the holders of the Series C Preferred Stock have no voting rights unless the Company has deferred dividend payments for an aggregate of six quarterly dividend payments, in which case the holders of the Series C Preferred Stock have contractual rights to have the Company nominate two directors of their choosing.

BERMUDA LAW

     The Company was incorporated as an exempted company under The Companies Act of 1981 of Bermuda (the "Act") and the rights of its shareholders are governed by Bermuda law and its Memorandum of Association and Bye-Laws. The following is a summary of certain provisions of Bermuda law and the Company's organizational documents. This summary is not a comprehensive description of such laws and documents and is qualified in its entirety by appropriate reference to Bermuda law and to the organizational documents of the Company.

     Dividends. Under Bermuda law, a company may pay such dividends as are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts.

     Voting Rights. Under Bermuda law, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting (or by such majority as the Act or the bye-laws of the company prescribe). The Company's Bye-Laws provide that except as set forth under "Certain Antitakeover Effects of Certain Provisions of the Bye-Laws" any questions proposed for the consideration of the shareholders will be decided by a simple majority of votes cast by shareholders entitled to vote at the meeting, with each shareholder present, or person holding proxies for any shareholder, entitled to one vote for each share held.

     Rights in Liquidation. Under Bermuda law, in the event of liquidation, dissolution or winding up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred stock, the proceeds of such liquidation, dissolution or winding up are distributed pro rata among the holders of common stock, after satisfaction of the obligations with respect to the preferred stock, if any.

     Message of Shareholders. Under Bermuda law, a company is required to convene an annual general meeting once in every calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of such of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting but the accidental omission of notice to any person does not invalidate the proceedings at a meeting.

     Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company. The Company's Bye-Laws provide that, subject to certain exceptions, the presence in person or by proxy of the holders of more than 50% of the voting capital stock of the Company constitute a quorum.

     Access to Books and Records and Dissemination of Information. Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company's certificate of incorporation, its memorandum of association (including its objects and powers) and any alteration to the company's memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company's audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and to members of the general public upon the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Act, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours in each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

     Election or Removal of Directors. Under Bermuda law and the Company's Bye-Laws, directors are elected at the annual general meeting or elected or appointed in such other manner as provided for in the Bye-Laws of the Company until their successors are elected or appointed, unless they are earlier removed or resign.

     Under Bermuda law and the Bye-Laws of the Company and, subject to certain exceptions, a director may be removed at a special general meeting of shareholders specifically called for that purpose, provided that the director was served with at least 14 days' notice. The director has a right to be heard at the meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at such meeting by the election of another director in his or her place or, in the absence of any such election, by the Board of Directors.

     Amendment of Memorandum of Association and Bye-Laws. Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association of a company other than an amendment which alters or reduces a company's share capital as provided in the Act also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his discretion.

     Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company's issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company's memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favor of the amendment.

     Appraisal Rights and Shareholder Suits. Under Bermuda law, in the event of an amalgamation of two Bermuda companies, a shareholder who is not satisfied that fair value has been paid for his shares may apply to the Bermuda Court to appraise the fair value of his shares. The amalgamation of a company with another company requires the amalgamation agreement to be approved by the board of directors and by a meeting of the holders of shares of the amalgamating company of which they are directors and of the holders of each class of such shares. Under Bermuda law, an amalgamation also requires the consent of the Bermuda Minister of Finance, who may grant or withhold consent at his discretion.

     Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the Company's shareholders than those who actually approved it.

     When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company's conduct of affairs in the future or ordering the purchase of the shares by any shareholder, by other shareholders or by the Company.

CERTAIN ANTITAKEOVER PROVISIONS

     The Company's classified Board of Directors, voting provisions with respect to certain business combinations and rights plan may have the effect of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for Loral's Common Stock is The Bank of New York.

                                    TAXATION

     This summary does not consider all the tax issues that might be relevant to an investor or that depend on the investor's particular circumstances. It is based on current laws and their official interpretations, all of which may be changed, possibly with retroactive effect.

     Prospective investors should consult their own advisors about the tax consequences of an investment in the Company under the laws of the jurisdictions in which they are subject to tax.

     The discussion of United States tax considerations is based on opinion of Willkie Farr & Gallagher, U.S. counsel to the Company, and the discussion of Bermuda tax considerations is based on the opinion of Appleby, Spurling & Kempe, Bermuda counsel to the Company.

UNITED STATES TAX CONSIDERATIONS

     Taxation of the Company. The Company expects that a significant portion of its worldwide income will not be subject to tax by the United States. The U.S. Internal Revenue Service may disagree, however, and/or may promulgate regulations that would recharacterize a substantial portion of the Company's income as from U.S. sources and as effectively connected with a U.S. trade or business so as to subject that income to regular U.S. Federal income and a 30% branch profits tax. Any portion of the Company's income from sources outside the United States, realized through Globalstar or otherwise, may be subject to taxation by foreign countries and the extent to which these countries may require the Company or Globalstar to pay tax or to make payments in lieu of tax cannot be determined in advance.

     The worldwide income of any of the Company's U.S. subsidiaries (such as Skynet, Orion and SS/L) will be subject to regular U.S. Federal income taxation. In addition, a 30% U.S. withholding tax will be imposed on dividends and interest paid by such corporations to the Company.

     Taxation of Non-U.S. Stockholders of the Company. A non-U.S. resident alien individual, a non-U.S. corporation, a non-U.S. trust or a non-U.S. estate will not be subject to U.S. Federal income taxation of dividends paid with respect to Common Stock unless those payments are effectively connected with the conduct by the stockholder of a trade or business within the United States.

     In addition, such a non-U.S. stockholder will not be subject to U.S. Federal income tax on gains realized by such stockholder on a sale or exchange of Common Stock unless the sale of such Common Stock is attributable to an office or fixed place of business maintained by the stockholder in the United States or the stockholder is an individual who is present in the United States for 183 days or more during the year of sale and who has a tax home in the United States.

     Taxation of United States Stockholders of the Company. A U.S. stockholder that holds the Common Stock as a capital asset generally will recognize capital gain or loss on a sale or other disposition of Common Stock (other than in certain limited circumstances on a redemption by the Company).

     Because the Company is incorporated in Bermuda, its dividend payments will not be eligible for the dividends received deduction.

     U.S. stockholders (who are not tax exempt) would be subject to a special, adverse tax regime if the Company were (or were to become) a "passive foreign investment company" (a "PFIC") for U.S. Federal income tax purposes. The Company is not and, does not expect to become, a PFIC. U.S. Stockholders are urged, however, to consult their own advisors regarding the adverse U.S. Federal income tax consequences of owning stock of a PFIC and of making certain elections designed to lessen those adverse consequences.

BERMUDA TAX CONSIDERATIONS

     There is no Bermuda income tax, corporations or profits tax, withholding tax, capital gains tax, capital transfer tax, or estate or stamp duty or inheritance tax payable by the Company or by a stockholder (other than a stockholder ordinarily resident in Bermuda) in respect of an investment in the Common Stock.

                                  UNDERWRITING

     Under the terms of and subject to the conditions contained in an underwriting agreement (the "U.S. Underwriting Agreement"), among the Company and each of the underwriters named below (the "U.S. Underwriters"), for whom Lehman Brothers Inc. is acting as representative (the "Representative"), each of the several U.S. Underwriters has agreed to purchase from the Company, and the Company has agreed to sell to each U.S. Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of such U.S. Underwriter below:

                     U.S. UNDERWRITERS
                     -----------------
Lehman Brothers Inc. .......................................
Bear, Stearns & Co. Inc. ...................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
BancAmerica Robertson Stephens..............................
C.E. Unterberg, Towbin .....................................
CIBC Oppenheimer Corp.......................................
NationsBanc Montgomery Securities LLC.......................
                                                              ----------
          Total.............................................
                                                              ==========

     Under the terms of and subject to the conditions contained in an underwriting agreement (the "International Underwriting Agreement"), among the Company and each of the international managers named below (the "International Managers"), for whom Lehman Brothers International (Europe) is acting as Lead Manager (the "Lead Manager"), each of the several International Managers has agreed to purchase from the Company, and the Company has agreed to sell to each International Manager, the aggregate number of shares of Common Stock set forth opposite the name of such International Manager below:

                   INTERNATIONAL MANAGERS
                   ----------------------
Lehman Brothers International (Europe)......................
Bear, Stearns International Limited.........................
Donaldson, Lufkin & Jenrette International..................
BA Robertson Stephens International Limited.................
C.E. Unterberg, Towbin......................................
CIBC Wood Gundy Oppenheimer plc.............................
NationsBanc Montgomery Securities LLC.......................
                                                              ----------
          Total.............................................
                                                              ==========

     The U.S. Underwriting Agreement and the International Underwriting Agreement (collectively, the "Underwriting Agreements") provide that the obligations of the U.S. Underwriters and the International Managers, respectively, to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions and that if any of the shares of Common Stock are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement or by the International Managers pursuant to the International Underwriting Agreement, all the shares of Common Stock agreed to be purchased by either the U.S. Underwriters or the International Managers, as the case may be, pursuant to their respective Underwriting Agreements, must be so purchased. The offering price and underwriting discounts and commissions for the U.S. Offering and the International Offering are identical. The closing of each of the U.S. Offering and the International Offering is conditioned upon the closing of the other.

     The Company has been advised by the Representatives and the Lead Managers that the U.S. Underwriters and the International Managers propose to offer shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the U.S. Underwriters and International Managers) at
such public offering price less a selling concession not to exceed $     per
share. The selected dealers may reallow a concession not to exceed $     per
share. After the initial offering of the Common Stock, the offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the U.S. Underwriters and the International Managers.

     The U.S. Underwriters and the International Managers have entered into an Agreement Among U.S. Underwriters and International Managers (the "Agreement Among") pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock offered in the U.S. Offering, (a) it is not purchasing any of such shares for the account of anyone other than a U.S. or Canadian person (as defined below) and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person. In addition, pursuant to the Agreement Among, each International Manager has agreed that, as part of the distribution of the shares of Common Stock offered in the International Offering, (a) it is not purchasing any of such shares for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the International Offering within the United States or Canada or to any U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement Among, including: (i) certain purchases and sales between the U.S. Underwriters and the International Managers; (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion; (iii) purchases, offers or sales by a U.S. Underwriter that is also acting as an International Manager or by an International Manager that is also acting as a U.S. Underwriter; and (iv) other transactions specifically approved by the U.S. Underwriters and International Managers. As used herein, "U.S. or Canadian Person" means any resident or citizen of the United States or Canada, any corporation, pension, profit sharing or other trust or other entity organized under or governed by the laws of the United States or Canada or any political subdivision thereof (other than the foreign branch of any United States or Canadian Person), any estate or trust the income of which is subject to United States or Canadian federal income taxation regardless of the source of its income, and any United States or Canadian branch of a person other than a United States or Canadian Person. The term "United States" means the United States of America (including, the states thereof and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction. The term "Canada" means the provinces of Canada, its territories, its possessions and other areas subject to its jurisdiction.

     Pursuant to the Agreement Among, sales may be made among the U.S. Underwriters and the International Managers of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the public offering price as then in effect for Common Stock being sold by the U.S. Underwriters and the International Managers, less an amount not greater than the selling concession unless otherwise determined by mutual agreement. To the extent that there are sales pursuant to the Agreement Among, the number of shares initially available for sale by the U.S. Underwriters and the International Managers may be more or less than the amount specified on the cover page of this Prospectus.

     Each International Manager has represented and agreed that: (i) it is not carrying on investment business in the United Kingdom in contravention of
Section 3 of the Financial Services Act 1986; (ii) it has not offered or sold and, prior to the date six months after the latest closing date for the issue of the shares of Common Stock, will not offer or sell any shares of Common Stock to persons in the United Kingdom by means of any document except to persons whose ordinary business is to buy or sell securities or debentures, whether as principal or agent, or otherwise in circumstances that do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulation 1995; (iii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iv) it has only issued or passed on, and will only issue or pass on, to any person in the United Kingdom, any document received by it in connection with the issue of the Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on and that it will procure that any purchaser from it of shares of Common Stock undertakes to comply with the provisions of this paragraph.

     Purchasers of the shares of Common Stock offered pursuant to the Common Stock Offering may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     Except for the Common Stock to be sold in the Offering, the Company has agreed not to offer, sell, contract to sell or otherwise issue any shares of Common Stock or other capital stock or securities convertible into or exchangeable for, or any rights to acquire, Common Stock or other capital stock, with certain exceptions, prior to the expiration of 90 days from the date of this Prospectus without the prior written consent of Lehman Brothers on behalf of the Representatives and the Lead Managers.

     The Company has granted to the U.S. Underwriters and the International Managers options to purchase up to an additional 2,400,000 and 600,000 shares of Common Stock, respectively, at the initial public offering price to the public, less the underwriting discounts and commissions shown on the cover page of this Prospectus, solely to cover over-allotments, if any. The options may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the U.S. Underwriters and the International Managers exercise such options, each of the U.S. Underwriters and the International Managers, as the case may be, will be committed (subject to certain conditions) to purchase a number of additional shares proportionate to such U.S. Underwriter's or International Manager's initial commitment as indicated in the preceding tables.

     The Company has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the U.S. Underwriters and the International Managers may be required to make in respect thereof.

     Until the distribution of the shares of Common Stock offered hereby is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives and the Lead Managers are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Common Stock Offering (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), the Representatives and the Lead Managers may reduce that short position by purchasing the Common Stock in the open market after the distribution has been completed. The Representatives and the Lead Managers may also elect to reduce any short position by exercising all or part of the over-allotment options described herein.

     The Representatives and the Lead Managers also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives or the Lead Managers purchase Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares of Common Stock as part of the Offering.

     In general, purchases of a security for the purposes of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the applicable offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives or the Lead Managers will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Application will be made to have the Common Stock issued in the Offering approved for listing on the NYSE.

     Each of the Underwriters has from time to time provided certain investment banking services to the Company and its affiliates for which they have received customary fees. In addition, Lehman Brothers Inc., Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation, C.E. Unterberg, Towbin and CIBC Oppenheimer have acted as underwriters in connection with public and private offerings of stock and debt of the company and certain of its affiliates. A. Robert Towbin, who is a member of GTL's Board of

Directors and a member of the General Partners' Committee of Globalstar, is a managing director of C.E. Unterberg, Towbin.

                                 LEGAL OPINIONS

     The validity of the Common Stock offered hereby will be passed upon for Loral by Appleby, Spurling & Kempe, Hamilton, Bermuda. Certain other matters will be passed upon for Loral by Willkie Farr & Gallagher, New York, New York, and for the Underwriters by Cravath, Swaine & Moore, New York, New York. Mr. Robert B. Hodes is of counsel to the law firm of Willkie Farr & Gallagher, a Director of the Company and a member of the Executive and Audit Committees of the Company, and owns 20,000 shares of Common Stock.

                                    EXPERTS

     The annual consolidated financial statements of Loral, SS/L and Loral's affiliate Globalstar, and the financial statement schedule of Loral incorporated in this Prospectus by reference from Loral's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

     The consolidated financial statements of SatMex incorporated in this Prospectus by reference from Loral's Current Report on Form 8-K filed on January 13, 1998 have been audited by Price Waterhouse LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

     The consolidated financial statements of Orion Network Systems, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated by reference in the Form 8-K of Loral Space & Communications Ltd. dated March 20, 1998, as amended by Forms 8-K/A dated April 27, 1998 and June 17, 1998, which Forms 8-K and 8-K/A are incorporated herein by reference, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included in such Form 10-K and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed with the Commission pursuant to the Exchange Act and are hereby incorporated by reference into this Prospectus:

          (a) Loral's Annual Report on Form 10-K for the year ended December 31, 1997;

          (b) Loral's Proxy Statement relating to the 1998 Annual Meeting of Stockholders;

          (c) Loral's Current Report on Form 8-K, filed January 13, 1998;

          (d) Loral's Current Report on Form 8-K/A, filed on March 4, 1998;

          (e) Loral's, Globalstar's and Orion's Quarterly Reports on Form 10-Q, each for the quarter ended March 31, 1998;


          (f) Loral's Current Report on Form 8-K, filed on April 6, 1998, as amended by Loral's Current Reports on Form 8-K/A, filed on April 27, 1998 and June 17, 1998, respectively;



          (g) Loral's Current Report on Form 8-K, filed on June 9, 1998; and,



          (h) Description of Capital Stock contained in Loral's Form 10, dated April 12, 1996.


     All documents filed by Loral pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents (provided, however, that the information referred to in item 402(a)(8) of Regulation S-K of the Commission shall not be deemed specifically incorporated by reference herein).

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement as modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Loral will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits and schedules thereto, unless such exhibits or schedules are specifically incorporated by reference into the information that this Prospectus incorporates). Written or oral requests for copies of these documents should be directed to Loral SpaceCom Corporation, 600 Third Avenue, New York, New York 10016, Attention: Secretary (Telephone (212) 697-1105).

                  [GRAPHIC SHOWING: GLOBALSTAR ROCKET LAUNCH]
                               [INSIDE BACK OVER]

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE REPLIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE U.S. UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................     i
Forward-Looking Statements............     i
Prospectus Summary....................     1
Risk Factors..........................     9
Use of Proceeds.......................    17
Dividend Policy.......................    17
Price Range of Common Stock...........    17
Capitalization........................    18
Management's Discussion and Analysis
  of Results of Operations and
  Financial Condition.................    19
Business..............................    27
Description of Capital Stock..........    36
Taxation..............................    39
Underwriting..........................    40
Legal Opinions........................    43
Experts...............................    43
Incorporation of Certain Documents by
  Reference...........................    44

======================================================
======================================================

                               [LORAL SPACE LOGO]
                               20,000,000 SHARES

                                  COMMON STOCK
                          ---------------------------
                                   PROSPECTUS
                                           , 1998
                          ---------------------------
                                LEHMAN BROTHERS

                            BEAR, STEARNS & CO. INC.
                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                         BANCAMERICA ROBERTSON STEPHENS
                             C.E. UNTERBERG, TOWBIN
                                CIBC OPPENHEIMER
                                  NATIONSBANC
                           MONTGOMERY SECURITIES LLC

======================================================

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE INTERNATIONAL MANAGERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOT ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................     i
Forward-Looking Statements............     i
Prospectus Summary....................     1
Risk Factors..........................     9
Use of Proceeds.......................    17
Dividend Policy.......................    17
Price Range of Common Stock...........    17
Capitalization........................    18
Management's Discussion and Analysis
  of Results of Operations and
  Financial Condition.................    19
Business..............................    27
Description of Capital Stock..........    36
Taxation..............................    39
Underwriting..........................    40
Legal Opinions........................    43
Experts...............................    43
Incorporation of Certain Documents by
  Reference...........................    44

======================================================
======================================================

                               [LORAL SPACE LOGO]
                               20,000,000 SHARES

                                  COMMON STOCK
                          ---------------------------
                                   PROSPECTUS
                                           , 1998
                          ---------------------------
                                LEHMAN BROTHERS

                          BEAR, STEARNS INTERNATIONAL
                                    LIMITED

                          DONALDSON, LUFKIN & JENRETTE
                  INTERNATIONAL

                         BANCAMERICA ROBERTSON STEPHENS
                             C.E. UNTERBERG, TOWBIN
                                CIBC OPPENHEIMER
                                  NATIONSBANC
                           MONTGOMERY SECURITIES LLC

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the fees and expenses payable by the Registrant in connection with this offering, other than underwriting discounts and commissions. All the amounts shown are estimates, except the SEC registration fee:

SEC registration fee........................................  $169,201
NASD fee....................................................    30,500
NYSE listing fee............................................    25,650
Printing fees...............................................   250,000
Legal fees and expenses.....................................   200,000
Accounting fees and expenses................................    20,000
Miscellaneous fees and expenses.............................     4,649
                                                              --------
          Total.............................................  $700,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Bermuda law permits a company to indemnify its directors and officers, except for any act of fraud or dishonesty. The Registrant has provided in its Bye-Laws that its directors and officers will be indemnified and held harmless against any expenses, judgments, fines, settlements and other amounts incurred by reason of any act or omission in the discharge of their duty, other than in the case of fraud or dishonesty.

     Bermuda law and the Bye-Laws of the Registrant also permit the Registrant to purchase insurance for the benefit of its directors and officers against any liability incurred by them for the failure to exercise the requisite care, diligence and skill in the exercise of their powers and the discharge of their duties, or indemnifying them in respect of any loss arising or liability incurred by them by reason of negligence, default, breach of duty or breach of trust.

     The Registrant intends to enter into indemnification agreements with its officers and directors. To the extent permitted by law, the indemnification agreements may require the Registrant, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceedings against them as to which they could be indemnified.

     The Registrant maintains a directors' and officers' liability insurance policy.

ITEM 16.  EXHIBITS.


      EXHIBIT
      NUMBER                           DESCRIPTION OF EXHIBITS
      -------                          -----------------------
          1.1*** --  Underwriting Agreement (for the U.S. offering)
          1.2*** --  Underwriting Agreement (for the International Offering)
          4.1*   --  Memorandum of Association
          4.2*   --  Second Amended and Restated Bye-Laws
          5***   --  Opinion of Appleby, Spurling & Kempe
          8.1*** --  Opinion of Appleby, Spurling & Kempe
          8.2*** --  Opinion of Willkie Farr & Gallagher
         10.1*** --  Purchase Agreement, dated as of May 20, 1998, between Loral and certain limited partners of Globalstar
         10.2*** --  Purchase Agreement, dated as of June 9, 1998, between Loral and Dasa Globalstar Limited Partner, Inc.
         23.1*** --  Consent of Deloitte & Touche LLP

      EXHIBIT
      NUMBER                           DESCRIPTION OF EXHIBITS
      -------                          -----------------------
         23.2*** --  Consent of Ernst & Young LLP
         23.3*** --  Consent of Price Waterhouse
         23.4*** --  Consent of Appleby, Spurling & Kempe (included in their opinion filed as Exhibit 5 and 8.1)
         23.5*** --  Consent of Willkie Farr & Gallagher (included in their opinion filed as Exhibit 8.2)
         24***   --  Powers of Attorney

---------------

* Incorporated by reference to Loral's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 1-14180).

*** Previously filed.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described under item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding), is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 4 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON JUNE 24, 1998.


                                          LORAL SPACE & COMMUNICATIONS LTD.

                                          BY:                  *

                                            ------------------------------------
                                            BERNARD L. SCHWARTZ
                                            CHAIRMAN OF THE BOARD AND
                                            CHIEF EXECUTIVE OFFICER


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 4 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                      NAME                                        TITLE                      DATE
                      ----                                        -----                      ----

                       *                            Chairman of the Board and Chief
------------------------------------------------    Executive Officer (Principal
              Bernard L. Schwartz                   Executive Officer)                   June 24, 1998

                                                    Director
------------------------------------------------
                 Howard Gittis

                       *                            Director
------------------------------------------------
                Robert B. Hodes                                                          June 24, 1998

                       *                            Director
------------------------------------------------
                 Gershon Kekst                                                           June 24, 1998

                       *                            Director
------------------------------------------------
                Charles Lazarus                                                          June 24, 1998

                       *                            Director
------------------------------------------------
               Malvin A. Ruderman                                                        June 24, 1998

                       *                            Director
------------------------------------------------
               E. Donald Shapiro                                                         June 24, 1998

                       *                            Director
------------------------------------------------
                Arthur L. Simon                                                          June 24, 1998

                       *                            Director
------------------------------------------------
               Daniel Yankelovich                                                        June 24, 1998

                       *                            First Senior Vice President and
------------------------------------------------    Chief Financial Officer
              Michael P. DeBlasio                   (Principal Financial Officer)        June 24, 1998

                      NAME                                        TITLE                      DATE
                      ----                                        -----                      ----

                       *                            Vice President and Controller
------------------------------------------------    (Principal Accounting Officer)
                 Harvey B. Rein                                                          June 24, 1998

            * By: /s/ ERIC J. ZAHLER
   ------------------------------------------
                Attorney-In-Fact